UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

KINBASHA GAMING INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Florida	86-0832362

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 N Westlake Blvd, Suite 204, Westlake Village, California	91362
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (805) 435-1803

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, no par value	The Over the Counter Pink Sheets Market

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

[ ] Large accelerated filer	[ ] Accelerated filer
[ ] Non-accelerated filer (Do not check if a smaller reporting company)	[X] Smaller reporting company

Cautionary Note Regarding Forward-Looking Information

This registration statement contains forward-looking statements. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements.

These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to our management. Our management believes that these forward-looking statements are reasonable as and when made. However, you should not placeundue reliance on any such forward-looking statements because such statements speak only as of the date when made. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in “Item 1A. Risk Factors” and elsewhere in this registration statement and those described from time to time in our future reports which we will file with the Securities and Exchange Commission. You should read this registration statement and the documents that we have filed as exhibits to this registration statement completely.

Currencies:

Unless indicated otherwise in this registration statement, all references to $ or dollars refer to US dollars. References to yen mean the lawful currency of Japan.

ITEM 1:  BUSINESS

OVERVIEW

Kinbasha Gaming International, Inc.  (“Kinbasha”, or the “Company”), is a Florida corporation. Our principal business is the ownership and operation through our 98% owned Japanese subsidiary, (hereinafter” Kinbasha, Japan”) of retail gaming centers in Japan which offer customers the opportunity to play the game of chance known as Pachinko and Pachislo (hereinafter collectively “Pachinko”). The game of Pachinko is played on a device which resembles a slot machine. Pachinko is considered to be one of Japan's most popular leisure activities. The gaming centers are commonly referred to as Pachinko Parlors. We currently own and operate 21 Pachinko Parlors, or stores, in the Japanese Prefectures of Chiba, Ibaraki and Tokyo. In addition, we own and operate three mid-size restaurants which offer traditional Japanese cuisine.

Pachinko Machines are similar to Western style slot machines, but because the player controls certain moving parts of the machine, it is perceived that a certain degree of skill is involved, as well as chance. Pachinko machines in Japan do not offer big “jackpot” payouts like those paid by Western slot machines.  Instead, Japanese Pachinko Machines have a low token retention (“hold”) rate, and payouts are also kept modest in order to conform to Japan’s regulations regarding speculative entertainment activities.

The Corporation’s Common stock is publicly traded on the OTC Pink Sheets under the symbol, KNBA.  Our domestic headquarters are located in Westlake Village, California. Our mailing address is 200 N. Westlake Blvd, Suite 204, Westlake Village, California 91362. Our telephone number is 805-435-1803.

BUSINESS PLAN MOVING FORWARD

Pachinko parlors are retail stores where location and population density play important roles in profitability.  Of the Company's 21 Pachinko parlors, 18 are located in Ibaraki Prefecture, an area that has a relatively low population density (1,260/sq. mile) when compared with Tokyo (6,576/sq.mile) and Kanagawa (9,700/sq. mile) prefectures. In addition, the Ibaraki area has seen its population decline in recent years due to off shoring of manufacturing activity and outbound migration of workers to the Tokyo metropolitan area. The Company currently operates two parlors in the Tokyo Metropolitan Area – one in the city of Fuchu and another in the city of Shinjuku. These parlors generate revenue which is, on average, three times greater than that of the Ibaraki parlors.

For example, in FY 2010, our Fuchu, Tokyo  parlor (484 machines) generated annual revenues of 891,144,000 JP Yen ($9,954,078) , as contrasted with our Toride, Ibaraki parlor (403 machines), which generated annual revenues of 570,983,000 JP Yen ($6,680,501). Average daily revenue per machine (after payouts) at the Fuchu location was 5,040 JP Yen ($59), which is 30% more than our Toride location with average daily revenue per machine (after payouts) of 3,870 JP Yen ($45).

Management’s plan going forward contemplates obtaining additional capital through the sale of additional equity and/or convertible debt securities in the future, and then using the additional capital to fund a newly organized wholly owned subsidiary, Kinbasha Tokyo, Inc. (in the process of organization) to build out and/or acquire, capitalize and operate additional Pachinko parlor stores within the Tokyo Metropolitan Area., where the Pachinko stores are more profitable.

Management would like to open or acquire two additional stores each year, over a five year period, provided the additional capital can be obtained.  Whether such capital can be obtained for this purpose, or obtained on commercially reasonable terms, is uncertain at this date, as is the availability of store locations for development, and the availability of store purchases in the Tokyo market. (See Risk Factors herein).

CORPORATE HISTORY OF THE COMPANY

History of Kinbasha Gaming International, Inc.

Kinbasha Gaming International, Inc. was originally incorporated on July 8, 1996, pursuant to the laws of the state of Arizona, under the name, “Gunslinger Records Inc.” (“Gunslinger”).  The Company was originally organized to conduct a music label and entertainment business, with an emphasis on management and production of recording artists.  From 1998 through 2005 the corporation released Music CD’s for such name bands as “Gun Hill Road” and “Tabitha Blue”, among others. By the middle of 2006, the Company had exhausted its capital resources, had run up significant debt, and was forced to cease further business activities due to a lack of capital.  Between 2007 and the end of 2009, the Corporation commenced a period of reorganization and cleaning up of its affairs. Outstanding debts owed to creditors were negotiated down to substantially reduced and manageable levels, or converted to restricted common stock, clearing the way for the Corporation to seek new business opportunities.  On December 8, 2009, the Company re domiciled to Florida.

Management began searching for a new business to acquire, and in 2010, targeted an operating offshore Corporation with extensive gaming and restaurant businesses in Japan.  This Corporation was Kinbasha Co., Ltd, a corporation organized under the laws of Japan (hereinafter “Kinbasha, Japan”). The Company on January 4, 2011, consummated a Plan and Agreement of Reorganization with the Shareholders of Kinbasha, Japan, whereby the Company acquired 98% of the outstanding Capital interest of Kinbasha, Japan, in exchange for the private issuance of a total of 832,900 shares of the Company’s common Stock.  All activities of the Company are currently conducted through the Company’s headquarters in Kinbasha, Japan.

On May 13, 2011, the Corporation amended its Articles of Incorporation to change its name from Gunslinger Records, Inc. to Kinbasha Gaming International, Inc. On March 12, 2012, the Company consummated a one for twelve reverse split of its outstanding Common Stock, whereby the Company’s 92,972,381 outstanding shares of Common stock were reduced to 7,559,632 outstanding Common shares.

History of Kinbasha, Japan:

Kinbasha Japan was organized as a private enterprise under Japanese law in 1954 and commenced business that same year by opening it first pachinko parlor in Hitachi-shi, Ibaraki, Japan.  In 1957 Kinbasha Japan was converted into a corporation organized under Japanese law, under the name, “Kinbasha Co, Ltd”.  Over the years since Kinbasha Japan has operated a number of different businesses, but it has continually expanded its acquisition, ownership and operation of pachinko parlors as its primary business.  At this date Kinbasha Japan operates twenty one (21) pachinko parlors in fifteen (15) cities, and three (3) restaurants in two (2) cities.

As discussed above under Business Plan Moving Forward, the Company is in the process of organizing a new wholly owned subsidiary, Kinbasha-Tokyo, Inc., which management hopes will serve in the future as a separate vehicle for the development of additional pachinko stores by the Company in the greater Tokyo Metropolitan Area.  (See Risk Factors herein)

PACHINKO AND THE PACHINKO INDUSTRY

Pachinko is believed to have originated in Japan in the 1920s based on a vertical pinball-like device called the Corinthian Game that was imported into Japan from the U.S. Pachinko is a game in which players shoot steel metal balls about 3/8” in diameter into a vertical machine that resembles a Western slot machine. The machine features pins that guide the direction of the balls into one of several slots in the machine. Certain slots release more balls while other slots capture the ball. The machines also have an automatic ball feeder that allows the player to quickly release balls into the machine. The player uses a round knob at the bottom of the machine, thereby adding an element of skill to the game, to control the speed and force of the balls as they are released into the machine. Pachinko machines today also feature digital displays in the background that resemble slot machines. The digital display is activated when the balls touch certain areas within the machine and allow the player to win extra balls. Upon completion of play, patrons can exchange balls for prizes, such as cigarettes, candy, and other merchandise, or a ‘special prize’ which can be exchanged for money.  (See “The Tri-Party Transaction” below.)

Pachislo Slot Machines

Pachislo Slot machines, similar to Western slot machines, are also typically found in pachinko stores. The key difference between a Pachislo machine and a Western slot machine is that the player controls when each individual reel stops, thereby requiring a certain degree of skill as well as chance. Another difference is that Pachislo machines do not offer the big “jackpot” payouts paid by Western slot machines. Similar to the machine’s low token retention (“hold”) rate, payouts are also kept modest, to conform to Japan’s strict regulations regarding speculative entertainment activities.

Customer Experience

A customer entering a modern Japanese electronic gaming store who wishes to play Pachinko  would either approach a machine and insert cash directly into a computer monitored bill reader or purchase a prepaid magnetic card from one of several vending machines located around the gaming floor which is then inserted into the machine’s reader. In either instance the machine dispenses a specified number of balls into the machine’s loading tray or payout tray at a posted price per ball. The player then plays the game and, if successful, collects his or her winnings in plastic bins provided by the store by manually releasing a trap at the base of the machine’s collection tray. When he or she is finished gaming, the customer transfers the filled bins to ball or token counting machines which automatically supply the customer with a magnetic or paper receipt for the number of balls or tokens collected. The customer then presents the receipt at the redemption counter which offers the customer a choice of credit towards retail goods sold by the store or a ‘special prize’ that can be exchanged for money at a special prize exchange station located within close proximity to the pachinko store (see “The Tri-Party Transaction” below).

Ball/Token Redemption

The redemption price of balls or tokens won by customers is set at a lower price per ball/token than the buy-in price that customers pay before they start playing. On average, the buy-in price for pachinko balls ranges from 1 to 4 yen per ball while the redemption rate ranges from to .75 yen to 3.33 yen per ball. Ball purchase prices and redemption rates vary from store to store based on demographic and competitive factors.

Pachinko machines give players a typical payout ratio of between 85% and 120%. A higher payout ratio gives players the feeling that they have had a winning session. As a result, the store’s net revenues on total gross wagers are determined by a combination of the hold percentages set on the machines and the ball/token redemption ratio . As in Western style casinos, a “looser” machine (one with a lower hold percentage) will increase the amount of time that a player will play without losing all of his or her investment, and result in a lower player velocity for the casino. In order to remain profitable under such a scenario, the store must modify its ball/token redemption ratio to offset the low hold percentage on the machines. Smaller stores typically employ this business model. In contrast, better established, dominant properties with significant customer traffic offer the player higher redemption rates on “tighter” machines (higher hold percentages). Under this configuration, player velocity is increased as players either lose more quickly or increase their level of wagers in order to fill the same amount of playing time. Adjusting this all-important mix correctly is of critical importance in maximizing profitability and is the hallmark of an experienced operator. The advancements in IT infrastructure for pachinko operations allow pachinko operators to monitor the profitability of each machine in accurate detail and in real-time. Machines can be “adjusted” to provide higher or lower payout ratios, but regulations require that this adjustment can only be made overnight when the parlor is closed.

While balls and tokens can be redeemed for various prizes such as candy, cigarettes, consumer electronics and certain luxury items, the vast majority of the redemptions are for a ‘special prize’. The concept of the ‘special prize’ has existed for decades in the Pachinko business, although in recent years it has become significantly more refined. Under Japanese law it is not permissible to exchange pachinko balls or slot machine tokens for currency, gold, or securities. As a result, the Japanese pachinko industry has established the ‘tri-party transaction system’ whereby customers can exchange balls/tokens for certain objects of nominal value which act as a mode of exchange between the store, the customer, and a completely unrelated business entity that will accept the object from the customer in exchange for cash.

The Tri-Party Pachinko Transaction

There are three parties involved in the tri-party transaction.  These are (I) our casino/store, (ii) the prize buyer (“Kaitori-Gyosha”), and (iii) the prize wholesaler (“Nonyu-Gyosha”). Each of the parties must be completely unrelated to the others, both legally and economically, in order to avoid a violation of Japanese law.

Each of our pachinko stores maintains an arms-length ad hoc relationship with a prize wholesaler, pursuant to which the prize wholesaler agrees to cause the ‘special prizes’ to be manufactured and sold to the store and the store agrees to purchase ‘special prizes’ from the prize wholesaler each day in order to maintain sufficient inventory. The prize wholesaler and buyer have a similar ad hoc relationship to which the store is not a party. The third component of the tri-party transaction is the relationship between the store customer and the prize buyer. The buyer maintains a freestanding or leased facility nearby the store consisting of a manned window. A customer possessing ‘special prizes’ will exit the store and exchange them for a like amount of cash at the prize buyer’s window.

All receipts from the store are removed daily from the prepaid card vending machines and pachinko/pachislo machines and deposited, either directly on a normal business day or by lock-box if banks are closed, at the store’s bank. At the opening of each business day, the store wires from its account to the account of the prize wholesaler, an amount roughly aggregating the value of the ‘special prizes’ that the wholesaler has acquired from the prize buyer representing trade during the previous day plus a commission. The wholesaler uses the proceeds to purchase the ‘special prizes’ from the buyer, also with a commission agreement. Thus the special prizes make the triangular, and legally permissible trip from the store, to the prize buyer, to the wholesaler, who then sells an inventory of special prizes back to the store.

The tri-party transaction is explicitly designed and regulated to be in compliance with Japan’s Law Concerning Regulation and Rationalization of Businesses Affecting Public Morals. Insofar as the store operator has no contractual relationship with the prize buyer, and is economically and legally indifferent to the buyer’s business activities, the store operator is effectively removed from two (2) of the three (3) prize exchange transactions and the store operator is involved only in the purchase of special prize inventory from the prize wholesaler. Thus, given the form of the prize exchange system and assuming the independence of the three (3) parties, as both a legal and economic matter, the tri-party transaction has been designed by the industry and the regulators specifically to preclude a violation of the law.

Pachinko, along with public lotteries and horse, motorboat, and cycle racing, is one of the key segments of the Japanese gaming industry. Pachinko and its variants, account for more than two-thirds of total revenue volume in Japan. (Source: Yano Research) Generating an estimated $234 billion in gross revenue per annum and employing over 310,000 employees, the Japanese pachinko industry is the largest service industry sector in Japan. Pachinko is the most popular source of leisure and entertainment, (including dining), in Japan and a regular component of the Japanese lifestyle. In a country with a population of 127 million, an estimated 16.7 million Japanese play pachinko at some time each year,  while an estimated 11 million people play on a regular basis. While pachinko was traditionally played primarily by males of legal gambling age (18 and over), pachinko has grown to appeal to Japanese women as well. To cater to the significant number of female players, many stores now feature refrigerators in which housewives can temporarily place their purchased groceries while they play, and which may feature prizes such as designer brands that appeal to women.

Due to the importance of pachinko to Japan’s economy both as a source of employment and a significant contributor to the country’s annual tax revenues, the government of Japan has made a conscious effort to establish and enforce laws to protect consumers, rid the industry of criminal elements and raise the public image of the pachinko industry.

However, it must be acknowledged that the Pachinko industry has been in a state of gradual decline since 2007. Primary factors causing this decline are:

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Decreasing number of Pachinko/Pachislo players

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Diverse options for leisure activities (video games, smartphone apps, home theatre, etc.) compete with Pachinko for consumer discretionary spending

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Recession and high unemployment in certain regions brought on by the strong Yen and the resulting recession in the Japanese economy

Even so, Pachinko remains the largest revenue producing leisure time activity in Japan, outdistancing all other forms of leisure time entertainment  (Source: Yano Research)

Government Regulation of the Pachinko Business

The criminal law of Japan essentially prohibits gambling organized by private entities. However, pachinko is considered part of the leisure industry, which is exempt from the prohibition against gambling. Pachinko is regulated by the Japanese National Police Agency (“NPA”), through the prefectural police departments, which has taken the stance that pachinko is not gambling but simply a “reasonably speculative form of pastime.” Pachinko regulations fall under the Entertainment Establishment Control Law and the ministerial ordinances and regulations thereunder. Customers must be at least eighteen (18) years of age. Pachinko stores are open seven (7) days a week; however, they are not permitted to operate between the hours of 11 p.m. and 9 a.m. Also, customers are forbidden from taking pachinko balls from the stores and therefore ‘rent’ the balls with which they play.

A key element of the regulations is the law forbidding pachinko stores from giving cash or securities as a prize or repurchasing prizes for cash or securities. In addition, there exist a number of other regulations such as requirements regarding qualifications to obtain pachinko store operating licenses, machine designs and payout ratios and regulations pertaining to the pachinko store facilities themselves. Although law in Japan prohibits casino gambling, a statutory system of laws has been established that allows pachinko operators to provide gaming services to its customers. (See “The Tri-party Transaction” above)

THE COMPANY’S BUSINESS OPERATIONS

Pachinko Parlor Stores

Our stores are strategically located in areas that are convenient and accessible to local residents. Our stores are known by our customers to be clean, attractive and comfortable. Our growth in the past has been driven by the successful addition of new stores and enhancements to the operational efficiency of existing locations. We are led by a seasoned executive management team with decades of experience and accumulated industry knowledge.

Unlike small stores operated by smaller “mom-and-pop” operators, the Company’s facilities are upper scale, featuring a selection of the latest pachinko and Pachislo machines at each center. Six (6) of the stores have cafes located on the premises, and three (3) of the stores have child sitting services on site.  Our largest store has five hundred twenty (520) pachinko machines, and our smallest store has one hundred sixty-four (164) pachinko machines.

Our Pachinko parlors are customer-oriented retail stores. We deal with operational issues similar to other service sector businesses such as restaurants and hotels.  Our employees spend most of their time in direct contact with customers; exchanging fully loaded balls/tokens boxes, carrying the balls /tokens box to a ball/token calculating machine and handling questions from patrons.  Some of our parlors offer cocktail service and/or food service.   During peak hours we typically maintain a minimum of 5 to 6 employees on hand to deal with patrons, clean machines and facilities, provide regular maintenance and repair for the machines, and at some locations to operate food courts and nurseries.

Kinbasha’s Existing Pachinko Store Statistics

(12 month period to 31 March 2011)

•

    Average gross revenue per sq. m: 24,185 USD

•

Average gross wagers per machine: 93,541 USD

•

Average annual  revenue per machine: 11,205 USD

•

Average number of machines per store: 356  machines

•

Average age of stores: 18 years

•

Average number of employees per store: 41

•

Average net revenue  per store: 3,961,467 USD

Note: Average gross wagers refers to the total number of balls purchased by customers. Average annual revenue per machines refers to the revenue available to the company after payouts to customers.

Restaurant Operations

We have currently three (3) free-standing restaurants in Ibaraki prefecture, Japan. Two (2) of our restaurants are bistro style, which offer alcohol and Japanese traditional bistro food,  such as fried and grilled chicken, soy-flavored omelets, hot-pot, etc. under the brand name of ‘Koshiya’. Our third restaurant, Hamazen, opened in 2000 and is located just minutes away from the seaside in Hitachi-shi. Hamazen offers a wide range of fish meal, sushi, tempura, and sashimi with most of the fish caught in local coastal waters.

In the aggregate our free standing restaurants generated $3,603,331 in gross revenue, and $35,634 in net income in our fiscal year ended March 31, 2011 and do not represent a material part of our business.

Seasonal Patterns

Our Pachinko parlor business is impacted by seasonal trends. In general, our busy months are January, May and August, during which there are 7 to 10 day holidays in each month; New Year holiday in January, Golden Week in the beginning of May and Bon festival holiday in the middle of August.  September to November is generally a slow period for our stores, with gross revenues falling off as much as 10%.

Our PACHINKO Machines

Our pachinko machines cost between $ 3,600 and $ 5,000 per machine, and have a typically useful life of one (1) year.  Machines are replaced because they wear out, or they become technologically obsolete due to the introduction of new models.

Approximately fifty-five (55) companies manufacture Pachinko and Pachislo machines.  Popular machines tend to be released in April, the beginning of summer and at the end of year, in order meet demand according to seasonal trends. However, machines are not always available for our purchase or delivery at the times we request,, and sometimes larger competitors come in and buy up the market inventory of new machines during these months.

In order to sustain customer interest and gameplay activity at the Company’s pachinko parlors, the Company must continually replace old machines with new ones. The Company must regularly set aside cash or obtain additional capital in order to fund the cost of machine replacement. Were we unable to regularly replace existing machines, it would have significant adverse financial impact on our Company.

Financing

The Company’s subsidiary, Kinbasha, Japan, is working closely with banks who, under informal verbal agreements, have agreed to accept reduced payments on existing debt, which in most cases is in default.  Because these loans are in default, the lenders could call the loans due and foreclose on assets securing the loans at any time.  However, Japanese banks in recent years have been reluctant to declare delinquent loans in default and foreclose on assets of Companies such as Kinbasha, although there is no guarantee that this attitude will continue.

Kinbasha, Japan has delinquent bank loans with nine separate commercial banks in Japan, each of which has been in default since around 2007.  The Company took out   these loans during the period 2002 to 2006 for two purposes; a) to invest in the opening of eight new parlors, and b) to refurbish existing parlors. However, most of the new parlors failed to generate the customer and revenue levels originally forecast due to weakness in the overall Japanese economy.

Kinbasha  Japan has entered into informal verbal agreements with the following lenders in Japan which include  restructured payment schedules. The company is current in meeting payments under these restructured schedules.  Refer to the table below for more detailed information on the affected loans:

Bank Name	Loan Balance USD 31 Mar 2011	Current Interest Rate	Loan Purpose

Bank of East Japan	31,648,355	3.5%	New Store Opening and Operation
Mitsubishi-Tokyo UFJ Bank	27,841,266	3.0%	New Store Opening
Joyo Bank	11,147,143	3.0%	New Store Opening
Mitsui Sumitomo Bank	7,272,070	2.8%	New Store Opening
Tokyo Star Bank	3,745,041	2.00%	Short Term Operations
Risona Bank	3,151,318	2.50%	New Store Opening
Yachiyo Bank	2,801,361	4.0%	New Store Opening and Operation
Mito Trust Co-Op	2,490,844	3.98%	New Store Opening and Operation
Ibaraki Prefecture Credit Union	183,101	3.55%	Short Term Operation

In addition to the bank loans, Kinbasha, Japan has outstanding debts with numerous non-bank financial institutions – primarily leasing companies.

Each of these creditors has also informally agreed to a restructured payment schedule, and Kinbasha, Japan is current in meeting payments under the established terms and conditions of these schedules.

Because of this outstanding debt, which Management is committed to payoff over time through operation of Kinbasha, Japan’s existing stores, management’s plan going forward is to raise additional capital through the private placement of debt and/or equity in a new 100% owned subsidiary which will be operated separately from Kinbasha-Tokyo, and whose business plan will be the acquisition or development, and operation of new stores in the Tokyo Metropolitan Market. The Tokyo Metropolitan Market is considered to be a more profitable market for the operation of Pachinko parlors.  A new subsidiary is being formed under the name, Kinbasha-Tokyo for this purpose.  However, the Company currently has no commitments for additional capital, and the availability, source, and terms for such additional capital to implement this plan is uncertain.  (see risk factors herein)

EMPLOYEES

As of March 31, 2012, we had two hundred twenty-five (225) full time employees, of whom approximately one hundred seventy-seven (177) are engaged in operations, twenty-three (23) are engaged in marketing and twenty-five (25) are engaged in finance, legal and other administrative functions.  In addition, we employ approximately seven hundred thirty-one (731) part time employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relations with our employees to be good.

COMPETITION

The Japanese pachinko industry is highly fragmented, with an estimated 4,109 operators and 12,479 stores housing an aggregate of approximately 4.5 million pachinko machines throughout the country. The largest operator is Maruhan Co., Ltd., whose gross revenue is approximately two trillion yen and who operate 269 stores throughout Japan. Dynam Co., Ltd., the second largest operator in Japan, generates 853 billion yen ($9.9 billion) and operates 346 stores throughout Japan. Smaller stores average 100 to 200 machines while larger stores, such as one (1) of the stores belonging to Kinbasha, have 500 or more machines.  Kinbasha ranks eightieth (80) in the industry by revenues and fiftieth (50) in the industry by number of parlors. Kinbasha is the largest operator in Ibaraki prefecture by number of stores.

We compete with other pachinko stores in  close proximity to our stores on the basis of customer service, equipping our stores with the most popular game titles, effectively managing promotions, offering attractive prizes and efficient brand driven advertising campaigns,

WEBSITE ACCESS TO SEC FILINGS

The Company plans to file electronically with (or furnishes to) the SEC its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports pursuant to Section 13(a) of the Securities Exchange Act of 1934, in the future. The Company will make available free of charge on its web site www.kinbashainc.info all such reports as soon as reasonably practicable after they are filed in the future.

The SEC maintains an Internet site that contains reports, proxy information and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is http://www.sec.gov. The materials will also be available at the SEC’s Public Reference Room, located at 100 F Street, Washington, D.C. 20549. The public may obtain information through the public reference room by calling the SEC at 1-800-SEC-0330.

ITEM 1A:  RISK FACTORS

Our business faces significant risks, including, but not by way of limitation, those discussed below. Additional unknown risks or risks that we currently consider immaterial may also impair our business operations. If any of the events or circumstances described below occurs, our business, financial condition or results of operations could suffer, and the trading price of our shares of common stock could decline significantly. Investors should consider the specific risk factors discussed below, together with the “Cautionary Note Regarding Forward-Looking Information” and the other information contained in this Form 10 and the other documents that we will file from time to time with the Securities and Exchange Commission.

Risks Relating to Our Business

-We Must Restructure Our Existing Lines of Credit, and Locate Additional Capital in Order to Continue Our Business and Carry Out Expansion Plans.

Our future success depends in large part on our ability to continue the restructure and recapitatization of existing lines of credit and bank financing arrangements, in order to reduce interest costs and match current debt payments with available cash flow; and our ability to generate additional capital in the future in order to expand our number of pachinko stores in the Tokyo Metropolitan Market so as to spread our fixed costs over a broader revenue base.  If we are unable to restructure our current lines of credit, we face potential litigation and foreclosure on our existing assets, and without further capital infusion we will be unable to expand our business as envisioned in our business plan. We currently have no commitments for additional capital and the potential sources for such capital are unknown. It is uncertain whether we will be able to successfully obtain additional capital, or obtain such capital on commercially reasonable terms.

-We have a working capital deficit and successive years of losses which raises doubts about our ability to continue as a going concern.

At March 31, 2012 we had a working capital deficit of approximately $168 million. In addition, we have incurred net losses in each of our last two (2) fiscal years. The report of our Independent Registered Public Accountants for the years ended March 31, 2011 and 2010 includes an explanatory paragraph to their audit opinion stating that our net losses, working capital deficiency and delinquent debt raises substantial doubt about our ability to continue as a going concern. While management has implemented a series of cost reduction measures to reduce costs, there can be no assurance that our plans will be sufficient to enable us to sustain our operations without raising additional debt or equity financing, which we may not be able to do on terms favorable to us or at all.

-Fewer People Are Playing Pachinko

 According to “Leisure White Paper 2011” (o.k. Leisure Hakusho), in 2011 the number of people playing pachinko was an estimated 16.7 million, and total pachinko market sales were an estimated 19 trillion 380 billion yen ($ 234 billion at current exchange rates).  This represents a decrease in annual revenues of an estimated 1 trillion 685 billion yen (US$ 20.5 billion), or eight (8) % from the year before, and demonstrates that fewer people are playing pachinko.  Potential pachinko customers can choose from a large variety of leisure past time activities which compete with pachinko, and the younger population in Japan appears to be less interested in playing pachinko.  If these trends continue, the Company will either have to find new markets for its pachinko business, or develop new products lines or businesses to pursue, or see declining revenues from its operations from year to year in the future.  Even so, pachinko remains currently one of the largest leisure time activities for a large segment of the population in Japan.

-Future Unanticipated Changes in the government regulations pertaining to the gaming and pachinko industries could adversely affect our business.

The Japanese pachinko industry is regulated by a system of laws created and enforced by various national and prefectural government entities. Although casino gambling is legally forbidden in Japan, pachinko has been designated as a non-gambling form of adult entertainment. The tri-party exchange system, established as an indirect mechanism for providing cash prizes without transgressing anti-gambling regulations, is permitted but highly regulated. However, government regulations regarding the definition of pachinko as a ‘non-gambling’ activity and/or restrictions regarding the indirect awarding of cash or similar prizes could change, and could have a significant impact on pachinko operators in continuing normal business operations.

-We depend on our executive officers and key personnel and the loss of them could adversely affect our business.

Our success depends upon the efforts and abilities of our executive officers and other key personnel, particularly Mr. Masatoshi Takahama, our Chief Executive Officer, Mr. Masami Umezono, our Chief Financial Officer, and Mr. Satoshi Okamura, our Chief Operating Officer, to provide strategic direction, manage our operations and maintain a cohesive and stable environment. Our ability to operate successfully and manage our potential future growth also depends significantly upon our ability to attract, retain and motivate highly skilled and qualified operations, marketing, managerial and financial personnel. We face competition for such personnel, and we may not be able to attract, retain and motivate these individuals. The loss of our executive officers or other key personnel for any reason or our inability to hire, retain and motivate additional qualified personnel in the future could prevent us from sustaining or growing our business.

-We will incur increased costs as a result of being a US reporting company and we have no experience as a US reporting company.

Upon the effectiveness of this registration statement, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our status as a U.S. reporting company under the Exchange Act will cause us to incur additional legal, accounting and other expenses that we have not previously incurred, including costs related to compliance with the requirements of the Sarbanes-Oxley Act of 2002. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

-Fluctuations in foreign currency exchange rates could adversely affect our financial condition and results of operations.

Currently, all of our revenues are derived in Japanese yen. Changes in foreign currency exchange rates can affect the value of our assets and liabilities, and the amount of our revenues and expenses. We do not currently try to mitigate our exposure to currency exchange rate risks by using hedging transactions. We cannot predict future changes in foreign currency exchange rates, and as a result, we may suffer losses as a result of future fluctuations.

Risk Factors Related to Our Shares of Common Stock

-There may not be active trading in our shares, or trading volume could be low, which could make it difficult for shareholders to sell their shares of our stock.

Our shares of common stock are publicly quoted on the NASD over-the-counter pink sheets. Securities listed on the OTC pink sheets generally have less trading volume and institutional market support and therefore may be susceptible to greater fluctuations in price and have a lower degree of liquidity than shares listed on a larger exchange, such as the OTC Bulletin Board Market, or the NASDAQ or NYSE. Ownership of our common stock is highly concentrated and the daily trading volume does not yet provide significant liquidity. Trading may be difficult due to the limited public float, narrow base of shareholders and the lack of an institutional market maker to provide liquidity and pricing support for the Company’s stock.   We plan to apply to become publicly traded on the Bulletin Board Over the Counter Market, but there is no assurance our application will be accepted.

-Our management controls a substantial percentage of our outstanding voting securities.

Our management, together with family members, controls approximately 72% of the outstanding voting control of the Company. Consequently, it would be almost impossible for a third party to obtain control of the Company, or influence our day-to-day operations.

-Because the Company is a holding company with all of its operations conducted through its subsidiary, Kinbasha Japan, its performance will be determined by the performance of its subsidiary.

The Company has no operations independent of those of Kinbasha Japan, and the Company’s principal assets are its investments in Kinbasha Japan. As a result, the Company is dependent upon the performance of Kinbasha Japan and will be subject to the financial, business and other factors affecting Kinbasha Japan as well as general economic and financial conditions in Japan. As substantially all of the Company’s operations are and will be conducted through its subsidiary, the Company will be dependent on the cash flow of its subsidiary to meet its obligations.

Because virtually all of the Company’s assets are and will be held by its operating subsidiary, the claims of the Company’s stockholders will be structurally subordinate to all existing and future liabilities, obligations, and trade payables of Kinbasha, Japan. In the event of the Company’s bankruptcy, liquidation or reorganization, its assets and those of its subsidiary will be available to satisfy the claims of the Company’s stockholders only after all of its and its subsidiary’s’ liabilities and obligations have been paid in full.

-We do not intend to pay cash dividends in the foreseeable future.

For the foreseeable future, we do not intend to declare or pay any dividends on our common stock. We intend to retain our earnings, if any, to finance the development and expansion of our business. Any future decision to declare or pay dividends will be made by our board of directors and will depend upon a number of factors including our financial condition and results of operations. In addition, under our current bank financing agreements, we are not permitted to pay cash dividends without the prior written consent of the lender.

-Our common stock is subject to penny stock regulation, which may affect its liquidity.

Our common stock is subject to regulations of the Securities and Exchange Commission (the “Commission”) relating to the market for penny stocks. Penny stock, as defined by the Penny Stock Reform Act, is any equity security not traded on a national securities exchange or quoted on the NASDAQ National or Small Cap Market that has a market price of less than $5.00 per share. The penny stock regulations generally require that a disclosure schedule explaining the penny stock market and the risks associated therewith be delivered to purchasers of penny stocks and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. The broker-dealer must make a suitability determination for each purchaser and receive the purchaser’s written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures, including the actual sale or purchase price and actual bid offer quotations, as well as the compensation to be received by the broker-dealer and certain associated persons. The regulations applicable to penny stocks may severely affect the market liquidity for our common stock and could limit your ability to sell your securities in the secondary market.

ITEM 2:  FINANCIAL INFORMATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this registration statement. This discussion and analysis includes certain forward-looking statements that involve risks, uncertainties and assumptions. You should review the “Risk Factors” section of this registration statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by such forward-looking statements. See “Cautionary Note Regarding Forward-Looking Information” at the beginning of this registration statement. References to our fiscal year refer to the fiscal year ending March 31.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This Registration Statement includes forward-looking statements made based on current management expectations. These statements are not guarantees of future performance and actual outcomes may differ materially from what is expressed. Factors that could cause future results to differ from management’s expectations include the factors described under Risk Factors beginning on page 7 or that are otherwise described from time to time in our reports filed with the Securities Exchange Commission after this Registration Statement. We assume no obligation to update any forward looking statements to reflect events that occur or circumstances that arise after the date as of which they are made.

Overview

This annual report includes forward-looking statements made based on current management expectations. These statements are not guarantees of future performance and actual outcomes may differ materially from what is expressed. Factors that could cause future results to differ from management’s expectations include the factors described under Risk Factors beginning on page 7 or that are otherwise described from time to time in our reports filed with the Securities Exchange Commission after this Annual Report. We assume no obligation to update any forward looking statements to reflect events that occur or circumstances that arise after the date as of which they are made.

The Company owns and operates twenty one pachinko parlors, which is our primary operating business. The Company operates a total of approximately 7,500 Pachinko and Slot machines. Management has plans to leverage the Company’s expertise and capitalize on new development opportunities, and we intend to expand operations into the Tokyo Metropolitan Market, utilizing a new wholly owned subsidiary, Kinbasha-Tokyo, in the process of being organized, provided additional capital for expansion can be obtained on commercially reasonable terms.

Our revenue base has been declining consistently in the past three years. This is because  our number of customers have declined.  This decline is due to 1) economic conditions in Japan which have reduced the number of customers that play and the amount they wager and 2) less interest by  younger Japanese  playing Pachinko, particularly in less urbanized areas..  However, by streamlining organization with cost savings, as well as adopting new marketing strategies, management hopes to be able to improve our net profitability.

In addition, on March 11, 2011, we suffered the disaster of earthquake and tsunami in Japan. This natural disaster caused us to close 17 of 21 parlors a result of the damage. A majority of our parlors reopened within weeks under limited operating conditions. Since we had limited electrical service, the parlors were open for limited times. Gaming wagers in the month of March 2011 decreased by 40% compared with March 2010.

Results of Operations

Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

Gaming, net

Net revenues as a percentage of total wagers for the years ended March 31, 2011 and 2010 are as follows:

	2011		2010
	(in thousands)		(in thousands)
Total wagers	$508,217	100.0%	$504,249	100.0%
Less Pay-outs	420,554	82.8%	417,019	82.7%
Net Revenues	$87,663	17.2%	$87,230	17.3%

Consistent with the gaming industry, we report our revenues as the net of total wagers less pay-outs. Our total wagers increased by approximately $4.0 million from 2010 to 2011. This minimal increase in wagers is due to a 0.08% increase in the foreign currency exchange rates. For the year ended March 31, 2011, our total wagers declined by approximate 7.0%, as calculated based on our functional currency the Yen. During 2011 and 2010 the Company operated approximately 5,000 pachinko machines and 2,500 pachislot machines.  For the year ended March 31, 2011 and 2010 pachinko machines contribute approximately 71% and 77%, respectively, to our total wagers compared to pachislot machines of 29% and 23%. For the year ended 2011, total wagers for pachinko decreased by approximately 15% and that of pachislot increased by 19% compared with 2010. The closure of our parlors due to the earthquake resulted in an estimated 4% decline in our total wagers.

The decline in gross wagers was the result of 1) a decline in the number of the customers, 2) a decline in the average wager per customer, and 3) a shift in customer play from high-risk high-return machines, to low-risk low-return machines.  Management believes these declines are in part due to the Company’s inability to adequately refurbish the amenities of the Company parlors and its machines, due to a lack of money.

The net revenue percentage of total wagers was consistent for the two years ended March 31, 2011 and 2010, and pay out rates have remained consistent.

Cost of Revenues

Costs of revenues as a percentage of net revenues for the years ended March 31, 2011 and 2010 are as follows:

	2011	2010
Cost of revenues other	1.8%	1.5%
Salaries and wages	20.3%	21.6%
Depreciation	35.5%	34.0%
Facilities and other	20.7%	20.0%
Disposal of property and equipment	2.9%	8.9%
Total Cost of Revenues	81.2%	86.0%

Total Cost of Revenues consists primarily of the Company’s cost to operate the Parlors. Those costs include salaries and payroll overhead for employees that operate the Parlors, depreciation and amortization expense for the buildings, building improvements and gaming machines and disposal of property and equipment (including gaming machines and property and equipment) that the Company disposes of prior to the assets reaching the end of their useful life. The major element of the disposal of property and equipment is gaming machines. Management disposes of these asset's either due to lack of performance upon installation or the performance declines prior to the end of the assets useful life. The disposal of property and equipment is net of proceeds received for the sale of the assets.

Total cost of revenues as a percentage of net revenues decreased by approximately 5%. The primary element of the decline relates to the reduction in the disposal of property and equipment. In 2011, the cash received from disposed property and equipment declined by approximately 6.5% and the net book value of the disposed property and equipment declined by approximately 70%.  The major reasons for the decline in net book value of write-off were 1) the machines placed in service during 2011 performed better than the 2010 machines, so we did not have to replace as many machines in 2011,  2) we raised performance of  machines by adjusting payout ratios in favor of players somewhat, and promoting specific machines to players, and 3) in 2010, the Company sold 2 parlors, which they leased back during 2011, with a net book value of approximately  $4.2 million, which accounted for approximately 4% of the decline in disposal of property and equipment from 2010 to 2011.

Operating Expenses

Operating expenses as a percentage of net revenues for the years ended March 31, 2011 and 2010 are as follows:

	2011	2010
Marketing and advertising	4.1%	3.8%
General and administrative	17.5%	13.7%
Total Operating Expenses	21.6%	17.5%

The Company’s marketing and advertising activities consist primarily of distributed flyers through local newspapers to reach customers in the geographic areas serviced by our Pachinko Parlors. Advertising continues to be an important element to attracting customers. As a percentage of Net Revenues, marketing and advertising costs were constant. Over the two years ended March 31, 2011 the Company operated the same number of parlors.

General and administrative expenses for the year ended March 31, 2011 was relatively consistent with the year ended March 31, 2010, except for a one-time charge of approximately $2.3 million for the fair value of our common stock issued for service rendered during the year ended March 31, 2011. This is consistent with the Company’s operations over the two years ended March 31, 2011.

Other Income and Expenses

Other income and expense for the year ended March 31, 2011 was relatively consistent with the year ended March 31, 2010. The major component of other income and expense is interest expense. As the Company’s current credit worthiness has been reduced given they are in default on a majority of its debt. For the years ended March 31, 2011 and 2010, the Company’s net borrowing decreased by approximately $5.5 million and $3.1 million, respectively.

Net Loss

Our net loss had a marginal decline in 2011 from 2010. However if we exclude the one-time charge of approximately $3.1 million for the fair value of our common stock issued for services rendered during the year ended March 31, 2011, we experienced a 33% decline in our net loss. The decline is attributable to the decline in loss on disposal of property and equipment.

Nine months ended December 31, 2011 Compared to Nine months ended December 31, 2010

Gaming, net

Net revenues as a percentage of total wagers for the nine months ended December 31, 2011 and 2010 are as follows:

	2011		2010
	(in thousands)		(in thousands)
Total wagers	$386,247	100.0%	$390,279	100.0%
Less Pay-outs	$324,283	84.0%	$323,619	82.9%
Net Revenues	$61,964	16.0%	$66,660	17.1%

Consistent with the gaming industry, we report our revenues as the net of total wagers less pay-outs. Our total wagers decreased, in US dollars, by approximately $4.0 million from 2010 to 2011 for percentage decrease of approximately 1.0%. However, in our functional currency, we experienced a 10.3% decrease in wagers from 2010 to 2011. The Company operated 4,552 and 5,150 pachinko machines during 2011 and 2010 and 2,363 and 2,369 pachislots during 2011 and 2010. For the nine months ended December 31, 2011 and 2010 pachinko machines contribute approximately 67% and 71%, respectively, to our total wagers compared to pachislot machines of 33% and 8%. For the nine months ended 2011, total wagers for pachinko decreased by approximately 16% and that of pachislot increased by 5% compared with 2010.

The decline in gross wagers was the result of 1) the effect of the March 11, 2011 earthquake. The earthquake caused a decrease in the availability of electricity, so the government requested us to limit our hours of operations for approximately four weeks. The limited operating hours, two hours a day contributed to approximately 14.3% of the decrease in revenues; and 2) also during 2011, one parlor was closed for remodel and a second was closed in June 2011. These two parlors accounted for approximately 6.0% of our total wagers for 2010 and contributed 0.33% of gross wagers for 2011.

The net revenue percentage of total wagers was consistent for the nine months ended December 31, 2011 and 2010, and pay out rates have remained consistent.

Cost of Revenues

Costs of revenues as a percentage of net revenues for the nine months ended March 31, 2011 and 2010 are as follows:

	2011	2010
Cost of revenues other	2.2%	1.7%
Salaries and wages	21.1%	19.6%

Depreciation	31.8%	32.9%
Facilities and other	23.1%	20.4%
Disposal of property and equipment	2.6%	2.7%
Total Cost of Revenues	80.8%	77.3%

Total Cost of Revenues consists primarily of the Company’s cost to operate the Parlors. Those costs include salaries and payroll overhead for employees that operate the Parlors, depreciation and amortization expense for the buildings, building improvements and gaming machines and disposal of property and equipment (including gaming machines and property and equipment) that the Company disposes of prior to the assets reaching the end of their useful life. The major element of the disposal of property and equipment is gaming machines. Management disposes of these assets either due to lack of performance upon installation or the performance declines prior to the end of the assets useful life. The disposal of property and equipment is net of proceeds received for the sale of the assets.

Total cost of revenues as a percentage of net revenues increased by approximately 3.5%. In our functional currency the total cost of revenues decreased by approximately 11.2%, or in US dollars $6.7 million. Of the $6.7 million decline, 1) approximately $1.8 million was attributable to the Company’s cost reduction efforts and the decline in operations after the earthquake both of which reduced expenditures for salaries and wages, and facilities and other expenses; 2) Also during the nine months ended December 31, 2011, the Company shut down one parlor closed another one for remodeling, so depreciation expense did not include related depreciation of approximately $4.2 million for the two parlors; and 3) approximately $700 thousand was attributable to reductions on loss on disposal of property and equipment. The disposal of property and equipment for the nine months ended December 31, 2010 included the loss from two parlors that were sold. We did not have the comparable disposal during the nine months ended December 31, 2011.

Operating Expenses

Operating expenses as a percentage of net revenues for the nine months ended December 31, 2011 and 2010 are as follows:

	2011	2010
Marketing and advertising	4.1%	4.1%
General and administrative	14.0%	17.6%
Total Operating Expenses	18.1%	21.7%

The Company’s marketing and advertising activities consist primarily of distributed flyers through local newspapers to reach customers in the geographic areas serviced by our Pachinko Parlors. Advertising continues to be an important element to attracting customers. As a percentage of Net Revenues, marketing and advertising costs were constant.

General and administrative expenses for the nine months ended December 31, 2011 decreased by approximately 3.6% of net revenues.  In our functional currency, total operating expense decreased by approximately 26.9%, or change in US dollars is approximately $4.7 million. Of the $4.7 million decline 1) for the nine months ended December 31, 2010, the Company had a $2.3 million one time charge for issuance of common stock for service rendered that accounted for approximately 49.1% of the decline; 2) General and administrative expense accounted for approximately 40.8% of the decline due to management’s efforts for a overall cost reduce plan. Management initiated an effort to reduce over head by approximately 10%.

Other Income and Expenses

Other income and expense for the nine months ended December 31, 2011 increased by approximately 35%, based on our functional currency, from the nine months ended December 31, 2010. The major component of other income and expense is interest expense. Interest expense increase was caused by an increase in for the default penalty interest related to the Company being in arrears with the principal payments for its long-term debt. With the decline in operations attributable to the earthquake, the Company has fallen further behind in principal payments for its long-term debt. As the default penalty is calculated on the amount of payments in arrears, the current charge for interest has grown.

Net Loss

Our net loss increased by approximately 46.3% based on our functional currency. The Company experienced a decline in revenues, net that was offset by the decreases in total cost of revenue and operating expenses; however, these decreases were offset by the increase in interest expense to cause a net increase in our net losses.

Liquidity and Sources of Capital

Cash Flows

During the years ended March 31, 2011 and 2010, we generated approximately $32 million and $35 million, respectively, of cash flows from operating activities. The decrease in cash flows from operating activities is a result of our decline in net revenues. During the years ended March 31, 2011 and 2010, we used cash of approximately $28 million and $29 million, respectively for investing activities.  The 2011 expenditures included $891,338 to refurbish a building, $344,322 to supply 85 new machines, and $3,151,676 for improvements and equipment at the renewed parlor, which opened in June 2010. In fiscal 2010, we incurred $846,180 to refurbish improvements and replace the facilities and $30,086,706 to supply 6,554 new machines at the existing parlors. During the years ended March 31, 2011 and 2010, we used cash of approximately $5.1 million and $5.7 million, respectively for financing activities. The main use of our cash was for the continued pay down of our notes payable.

Liquidity

During the years ended March 31, 2011 and 2010, we have experienced net losses and as of March 31, 2011 and 2010 and December 31, 2011 the Company had working capital and shareholders’ deficits. Starting in 2007, the Company had begun experiencing financial problems, which has caused the Company to become delinquent in its repayment of its debts. At the beginning of each year the Company’s management had an informal meeting with each of the debt holders and determined an amount that each financial institution will receive for principal and interest each month of the year. Management  believes it can increase revenues and generate positive cash flows from operations in the future to fund its daily operations and service its debt obligations. There are no assurances that we will be successful in our plans. No adjustments have been made to the carrying value of assets or liabilities as a result of the uncertainty about our ability to pay obligations as they become due. Our independent registered public accounting firm has included an explanatory paragraph in their report regarding substantial doubt about our ability to continue as a going concern because of these matters, as required by auditing standards of the Public Company Accounting Oversight Board (United States).

Our level of indebtedness presents other risks to investors, including the possibility that we may be unable to generate cash sufficient to pay the principal of and interest on our indebtedness when due; and that we may not be able to meet tests and covenants of such debt agreements and achieve satisfactory resolution of such non-compliance with the lenders. In such an event, the holders of our indebtedness may decide to declare all indebtedness owing to them to be due and payable immediately, and proceed against any collateral securing such indebtedness. These actions could limit our ability to borrow additional funds and would have a material adverse effect on our business and results of operations.

Critical Accounting Policies

Our significant accounting policies are included in Note 2 of the Consolidated Financial Statements included elsewhere in this Registration Statement. These policies, along with the underlying assumptions and judgments made by our management in their application, have a significant impact on our consolidated financial statements.

Investment in equity securities

Available-for-sale securities

The Company’s investments in equity securities, which are classified as available-for-sale, are carried at fair value for publically traded investments or historical cost basis for privately held investments. Unrealized gains and losses, net of tax, are reported in other comprehensive income as a separate component of stockholders’ deficit. Gains and losses are reported in the consolidated statements of operations when realized, determined based on the disposition of specifically identified investments, using first-in, first-out method.

Investments identified by the Company as being potentially impaired are subject to further analysis to determine if the impairment is other than temporary. Other than temporary declines in market value from original costs are charged to investment and other income, net, in the period in which the loss occurs. In determining whether investment holdings are other than temporarily impaired, the Company considers the nature, cause, severity and duration of the impairment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Critical estimates include the assumptions used in calculating share-based compensation expense and the fair value of our marketable securities, the useful lives of fixed assets, the fair value of our financial instruments, calculation of penalties and interest on past due obligations, calculating our tax provision and related valuation allowance. Actual results could differ from those estimates.

Impairment of Long-lived Assets

We review our long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted future cash flows generated from the asset group to the recorded value of the asset group. If an impairment is indicated, the asset is written down to its estimated fair value. There were no such impairments for the years ended March 31, 2011 and 2010.

Fair Value of Financial Instruments

At March 31, 2011 and 2010 and December 31, 2011, the carrying value of the Company’s financial instruments such as receivables and payables approximated their fair values based on the short-term maturities of these instruments. The carrying value of other long-term liabilities approximated their fair values because the underlying interest rates approximate market rates at the balance sheet dates.  Management believes that due to the Company’s current credit worthiness, the fair value of long-term debt could be less than the book value; however, due to current market conditions and available information, the fair value of such debt is not practicable determinable.

FASB ASC Topic 820 established a hierarchical disclosure framework associated with the level of pricing observability utilized in measuring fair value. This framework defined three levels of inputs to the fair value measurement process and requires that each fair value measurement be assigned to a level corresponding to the lowest level input that is significant to the fair value measurement in its entirety. The three broad levels of inputs defined by the FASB ASC Topic 820 hierarchy are as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability; and

Level 3 - unobservable inputs for the asset or liability. These unobservable inputs reflect the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances (which might include the reporting entity’s own data).

Our financial assets reported at fair value in the accompanying consolidated balance sheets as of March 31, 2011 and 2010 and December 31, 2011, were immaterial.

Revenue Recognition

Revenues from pachinko and pachislot games represent the gross pay-ins, less payouts to customers. Revenues are recorded when cash is received for game balls or game tokens are rented to the patrons. Payouts are recorded when the token prizes are purchased back from the exchangers. Other revenues for food and beverage are recognized at the time of sale.

Income Taxes

We record a tax provision for the anticipated tax consequences of our reported results of operations. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and income tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company has adopted FASB ASC Topic 740, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements.  FASB ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company has determined that the adoption did not result in the recognition of any liability for unrecognized tax benefits and that there are no unrecognized tax benefits that would, if recognized, affect the Company’s effective tax rate.  Based on the Company’s review of its tax positions as of March 31, 2011 and 2010 and December 31, 2011 and 2010, no uncertain tax positions have been identified.

Foreign Currency

Our functional currency is the Japanese Yen. Our consolidated financial statements are translated into United States Dollars at year-end exchange rates for assets and liabilities, and weighted-average exchange rates for revenues and expenses. The resulting translation adjustments are recorded as a component of other comprehensive loss reflected on the consolidated statements of shareholders’ deficit. Transaction gains and losses, if any, in foreign currencies are reflected in operations. The year-end exchange rate was 82.86 Yen to 1 US dollar and the average rate was 85.69Yen to 1 US dollar for fiscal 2011; the year-end exchange rate was 92.67 Yen to 1 US dollar and the average rate was 92.90 Yen to 1 US dollar for fiscal 2010; the period end exchange rate was 81.54 Yen to 1 US dollar and the average rate was 86.63 Yen to 1 US dollar for the nine months ended December 31, 2010; the period end exchange rate was 77.40 Yen to 1 US dollar and the average rate was 78.88 Yen to 1 US dollar for the nine months ended December 31, 2011.  Even when we experience an increase or decrease in our financial operational results, the results in US dollars may not reflect the correlational results due to fluctuation of the currency rate in the market.

Contractual Obligations. The following table summarizes the contractual obligations we have outstanding as of March 31, 2011 (in thousands):

	Payments due by period
Contractual Obligations	Total	Less Than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$156,829	$137,477	$ 1,678	$ 5,035	$ 12,639
Notes payable related party	2,408	2,408	-	-	-
Capital Lease Obligations	10,778	10,778	-	-	-
Operating Lease Obligations	35,940	6,358	12,637	8,684	8,261
Total	$205,955	$157,021	$ 14,315	$ 13,719	$ 20,900

Off-Balance Sheet Arrangements. We had no off-balance sheet arrangements as of March 31, 2011, other than the operating leases presented in the table of contractual obligations

ITEM 3:  PROPERTIES

Our operating subsidiary, Kinbasha, Japan,  located in Hitachi-shi, Ibaraki, Japan, has owned its head office, both land and 5 story building, since 1992.

With respect to our twenty one (21) pachinko stores, we own 13 of the buildings we occupy. As for the land upon which the stores are built, eight (8) of the stores are located on land we own and the balance of the stores sit on leased land for which we pay rents of between $1,262 to $20,575 a month, and the terms of the leases run for between 60 and 240 months

Relationships with all relevant lessors are good and Management believes that in each case, the Company will be able to renew lease terms on expiration of each lease.

ITEM 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding ownership of our common stock by (i) each person, or group of affiliated persons who is known by us to beneficially own 5% or more of our common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all current directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The beneficial ownership percentages set forth below are based on 7,559,632 shares of common stock outstanding as of March 31, 2012. All shares of common stock owned by such persons, including shares of common stock underlying stock options that are currently exercisable or exercisable within 60 days after March 31, 2012 (all of which we refer to as being currently exercisable) are deemed to be outstanding and beneficially owned by that person for the purpose of computing the ownership percentage of that person, but are not considered outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, to our knowledge, each person listed in the table below has sole voting and investment power with respect to the shares shown to be beneficially owned by such person, except to the extent that applicable law gives spouses shared authority.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class

Common Stock	Masatoshi Takahama (1)	3,179,512 CEO and Director	42.0%

Common Stock	Masami Umezono	CFO and Director	0.0%

Common Stock	Satoshi Okamura	COO and Director	0.0%

Common Stock	All Directors and Named Executives as a Group (2)	3,179,512	42.0%

Common Stock	Naoki Kawata	696,547 5% Shareholder	9.2%

Common Stock	Hideo Takahama	1,464,689 5% shareholder	19.3%

Common Stock	Hirosuke Takahama	1,351,317 5% shareholder	17.8%

Common Stock	Yugen Kaisha Takahama	1,714,822 5% shareholder	22.6%

1.  Includes shares of Yugen Kaisha Takahama, a Japanese corporation of which Masatoshi Takahama is the majority shareholder.

2.  The address of each director and executive officer listed above is c/o Kinbasha Gaming International, Inc., 200 N. Westlake Village, Westlake Village, California 91362.

3.  The Company has not implemented an option award program for its executive officers and directors.

ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, age and position of each of our directors and executive officers.

Name	Age	Position

Masatoshi Takahama	63	Chairman, Director, and Chief Executive Officer
Masami Umezono	48	Director, Treasurer, Secretary and Chief Financial Officer
Satoshi Okamura	48	Director and Chief Operating Officer

Masatoshi Takahama is the Chief Executive Officer and a director of Kinbasha, and the President and CEO of Kinbasha Japan.  He became Executive Managing Director of Kinbasha Japan in 1987, was promoted to senior vice president and COO in 1995, and then appointed President and CEO of Kinbasha Japan in 2000.

Mr. Takahama has been a chairperson for Japan Association of Pachinko Industry Executives and has been a governor of the 333-E district of Lions Club International..

Mr. Takahama earned a bachelor's degree in Politics and Economics from Waseda University in 1972.

Satoshi Okamura is a director of Kinbasha, and is the Chief Operating Officer of both Kinbasha and Kinbasha, Japan.  He is primarily responsible for day to day supervision of the Company’s Pachinko operations.  Mr. Okamura was employed by Kinbasha as General Manager in Human Resources and General Affairs in 2005, and the became a Director of Kinbasha Japan in 2008.  Mr. Okamura was appointed Chief Operating Officer of Kinbasha Japan in 2009.

Mr. Okamura earned a bachelor's degree in Commerce from Chuo-Gakuin University in 1986.

Masami Umezono is Chief Financial Officer, Treasurer and a Director of Kinbasha, and also of kinbasha, Japan.  Mr. Umezono started his career as General Manager in the Corporate Planning department in Kinbasha, Japan, in 2006, and was appointed CFO, Treasurer and Secretary of Kinbasha Japan in 2010.

Mr. Umezono graduated Himeji-Higashi High school in Hyogo Prefecture in 1982.

ITEM 6:  EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes our compensation philosophy for those individuals who were our most highly compensated executives based on their fiscal 2011 compensation. These executives are referred to herein as “named executives”.

Our named executives are:

-

Masatoshi Takahama, who is our Chief Executive Office;

-

Masami Umezono, who is our Chief Financial Officer;

-

Satoshi Okamura, who is our Chief Operating Officer

Employment Agreements

We do not have a separate compensation committee of the board of directors. Determinations regarding the compensation of our Chief Executive Officer, other executive officers and non-employee directors are made by the entire board of directors.

Objectives of the Compensation Arrangements

The primary objective of our executive compensation arrangements is to deliver a competitive package to attract, motivate and retain key executives and align their compensation with our overall business goals, core values and shareholder interests. To this end, our board of directors has followed an executive compensation philosophy that encompasses a “pay-for-performance” orientation that delivers total compensation based on both company and individual performance.

The goals of our compensation program for our named executives are to provide total direct compensation that is appropriate for an organization of our size and stage of development and that will support continued recruitment of top talent and retention of the executive team we have built over the last several years, as well as to reward achievement of key strategic goals and to align executive compensation with shareholder interests. We continue to evaluate individual performance in determining increases to base salary and awarding future annual incentive compensation. We will also consider employment agreement terms and internal pay equity within the executive team. When considering internal pay equity, we will consider the reported market rate for these positions and total direct compensation of other executives who have a similar level of responsibility at the Company.

Elements of Compensation

Base Salary

Base salary is an important element of compensation because it provides the named executives with a base level of income. Our board of directors negotiated the base salary of our Chief Executive Officer in connection with his employment in FY 2010 and FY 2011. Our board of directors set our Chief Executive Officer’s base salary at a level that the board believed was commensurate with our Chief Executive Officer’s skills, knowledge and duties. As described above, the initial base salary of each named executive (other than our Chief Executive Officer) was negotiated by our Chief Executive Officer with such executive during the hiring process of each executive.

Our Board of Directors determines whether and when to adjust the base salaries of the named executives in the future. We expect that our Board will consider each executive’s performance and level of responsibility and market data for similar positions.

Annual Cash Incentive Compensation and Bonuses

Our Chief Executive Officer’s annual cash incentive award is a discretionary award. The amount of this award is determined by our board of directors based on satisfaction of key performance indicators, or KPIs, determined by our board of directors. Going forward, our Board will set the KPIs of our Chief Executive Officer, review his performance and determine the amount of any annual incentive compensation earned by him.

Our Chief Executive Officer establishes the KPIs for each named executive which are tailored to the named executive’s individual area of responsibility and key strategic goals. Our Chief Executive Officer has broad discretion in interpreting the KPIs and determining the extent to which a particular KPI has been met. KPIs are generally established and communicated during the first or second quarter of the applicable performance period.

Savings Plans

We do not provide for wealth accumulation for retirement through defined benefit pension plans; however, in Japan, we participate in the National Welfare Pension scheme to which we make superannuation payments equivalent to 8.2% of each employee’s gross monthly salary.

Additionally, in Japan, we operate a “Resignation Benefit Scheme” which provides for lump-sum payments to each employee upon resignation from the company. Refer to “Resignation Benefits Scheme” for full details.

Other Benefits and Perquisites

The named executives are eligible to participate in employee benefit programs generally offered to our regular employees. In addition, we provide certain other perquisites to the named executives that are not generally available to other employees. For more detailed information regarding benefits and perquisites provided to the named executives, see — “Compensation of Named Executive Officers.” Our Board reviews these benefits and perquisites annually.

Severance Payments

a) In Japan, we are required to comply with Japanese labor regulations regarding severance procedures and related payments which generally require that an absolute minimum of 30 days notice with full pay be provided to any employee which management deems termination is required.

b) Board Members also ensure that all other requirements of Japanese Labor regulations are met whenever any employees are terminated.

c) Termination of any full-time employee who is enrolled in the Resignation Benefits Scheme will generate a liability for a further lump-sum payment in accordance with the terms of that scheme.

d) Resignation Benefits Scheme: This scheme is a severance benefit scheme for all full time employees, and provides for a lump-sum payment upon resignation from the company, the amount of which is determined by 3 main factors:

      The number of years the employee has been working at the company

      The seniority of the employee when they resign

      Whether the employee is involved in Pachinko daily operations at company parlors

The scheme does not incorporate any post employment benefit liability whatsoever, therefore the company`s liability is fully extinguished once the calculated lump-sum payment has been effected, which is required within one month of the official severance date.

Our Board of Directors will consider and develop policies, guidelines or programs with respect to severance benefits in the future.

Policies, Guidelines and Practices Related to Executive Compensation

The Board of Directors acts as its own Compensation Committee

Our Board of Directors acts as its own compensation committee, and makes executive compensation determinations for the named executives, and we anticipate that our executive officers will provide recommendations and support to our Board. In addition, the board of directors has retained Strategic Apex to provide expert executive compensation advice and guidance to them regarding compensation related matters.

Tax Matters

Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, places a limit of $1,000,000 on the amount of compensation that certain publicly held corporations may deduct for U.S. federal tax purposes in any one year with respect to certain named executives. This limitation did not apply to us for fiscal 2012 because, as of March 31, 2012, none of our shares were required to be registered under the Exchange Act. (Limit in Japan?)

It is expected that Section 162(m) of the Code will apply to us following our registration under the Exchange Act, and that our Board will adopt a general practice of considering the adverse effect of Section 162(m) of the Code on the deductibility of compensation when designing annual and perhaps future long-term compensation programs and approving payouts under these programs. While the tax treatment of compensation is important, the primary factor influencing program design is the support of business objectives. Consequently, it is expected that our Board will reserve the right to design and administer the programs in a manner that does not satisfy the requirements of Section 162(m) of the Code and to approve the payment of nondeductible compensation if the Board believes doing so may achieve a result determined to be in the Company’s best interest.

Compensation Committee Interlocks and Insider Participation

Our Company does not have a separate compensation committee, as one is not required under the Over the Counter Pink Sheet rules. As a result, of senior officers who also make up the Board of Directors, participated in deliberations of the board concerning the compensation of all executive officers.

Compensation of Named Executive Officers

The following table provides information regarding total compensation awarded to, earned by, or paid to our named executives.

Name	Title	Year Ended	Compensation
			Cash	Non Cash	Total
Masatoshi Takahama (1)	President	3/31/2010	$404,997	$750,000	$1,154,997
		3/31/2011	$269,244	$750,000	$1,019,244
Masami Umezono	CFO	3/31/2010	N/A	N/A	N/A
		3/31/2011	$128,419	-0-	$128,419
Satoshi Okamura	COO	3/31/2010	$176,832	-0-	$176,832
		3/31/2011	$202,0922	-0-	$202,092

(1) On March 30, 2012, the Board of Directors authorized the private issuance of  4,500,000 restricted shares of the Company’s common stock to Masatoshi Takahama, as bonus consideration for the service rendered by Mr. Takahama to the Company during its last three fiscal years.  This action has not yet been consummated, the shares have not yet been issued, and the shares are not included in the numbers set forth herein at this date for total outstanding shares.

Employment Offer Letters, Employment Agreements and Consultancy Agreements

There are currently no employment offer letters, employment agreements or consultancy agreements in effect with any of our named executives.

Masatoshi Takahama , Chief Executive Officer

As our Chief Executive Officer, Mr. Takahama  reports to our board of directors.  He has served as our Chief Executive Officer since 2000.  He is responsible for the executive management team and has responsibility for the effective leadership and business development of the Company.

Masami Umezono, Chief Financial Officer

Mr. Umezono has served as our Chief Financial Officer from June 2010 until the present. As our Chief Financial Officer, Mr. Umezono is responsible for all financial aspects of the Company, including financial reporting, statutory reporting, taxation and secretarial functions.

Satoshi Okamura , Chief Operating  Officer

As Chief Operating Officer, Mr. Okamura is responsible for overseeing all aspects of operational activities. The key elements of compensation for Mr. Okamura under the terms of his employment offer letter in effect for fiscal 2012 are as follows:

There are no plan-based compensation schemes in place for our executive staff. In accordance with Japanese corporate regulations, any time management anticipates being able to pay any of the executive staff a bonus based on good company performance, such payment is registered with the local tax authorities within three months of the fiscal period in which the relevant payment is related. No such payments were registered for the fiscal period ending March 31, 2012.

DIRECTOR COMPENSATION

Our directors are not separately compensated for serving on the Board of Directors.

ITEM 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Party Transactions

During the last three fiscal years, we have been a party to the following transactions in which the amount involved exceeded $120,000 and in which any director, holder of more than 5% of our capital stock, or their immediate family members, had a material interest:

-

March 31, 2010: Aqua KK was paid a total of $235,000 for consulting services. Aqua KK is owned by a related party, Mr. Yuji Konnai, who was a director of the Company during the period August 24, 2009 to February 2, 2011.

-

March 31, 2011: Aqua KK was paid a total of $617,000 for consulting services.

-

December 15, 2011: The Company issued a promissory note, to J Cool Pte. Ltd a corporation controlled by Naoki Kawata, a 6% shareholder of the Company, for $192,000. The note is due and payable by November 2013 and interest is calculated in November 2012 and November 2013 at Wall Street Journal Prime rate plus 2%.

-

January 31, 2012: The Company privately sold 389,610 restricted shares of its common stock, to Naoki Kawata, at $0.50 per share, for aggregate proceeds of $196,000).

We review all relationships and transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Our Chief Executive Officer and Chief Financial Officer are primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related party transactions. Our Board of Directors reviews and approves or ratifies any related party transaction, with any interested Director abstaining.

Director Independence

Our board of directors currently consists of three members, all of whom are also senior officers of the Company, and we do not have at this time in independent directors outside of management.

ITEM 8:  LEGAL PROCEEDINGS

In the ordinary course of our business, we may be subject to various claims, pending and potential legal actions for damages, investigations relating to governmental laws and regulations and other matters arising out of the normal conduct of our business. We are not aware of any material pending legal proceedings to which we or any of our subsidiaries is a party or of which any of our properties is the subject.

ITEM 9:  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Kimbasha’s Common Stock is traded on the Over the Counter Pink Sheets Market under the trading symbol “KNBA”.

The following table sets forth, for the periods indicated, the high and low sales prices of Kinbasha’s Common Stock as reported on the Over The Counter Pink Sheet Market.  These share prices do not reflect the one for twelve reverse stock split which occurred on March 12, 2012, and represent actual high and low sales prices of our Common Stock.

Mar 31, 2010	High	Low
1st Quarter	$0.02	$0.02
2nd Quarter	$0.02	$0.02
3rd Quater	$0.02	$0.01
4th Quarter	$0.01	$0.01

Mar 31, 2011	High	Low
1st Quarter	$0.36	$0.06
2nd Quarter	$0.06	$0.06
3rd Quarter	$0.06	$0.01
4th Quarter	$0.01	$0.01

Mar 31, 2012	High	Low
1st Quarter	$1.80	$0.01
2nd Quarter	$2.28	$0.60
3rd Quarter	$3.00	$1.08

As of March 31, 2012, we had 7,559,632 shares of common stock issued and outstanding, and there were 233 holders of record of our common stock. After the one for twelve reverse stock split which was conducted in reliance upon the exemption from registration provided under Section 3(a)(10) of the Securities Act, approximately 162,902 shares of our common stock are freely tradable and commencing one year  after the effectiveness of this registration statement, approximately 7,399,415 shares of our common stock will be eligible for resale pursuant to Rule 144, subject to leak out limitations imposed under the rule on those deemed "control" persons.

We intend to submit a listing application to the Over the Counter Bulletin Board Market for listing of our common stock. There can be no assurance that our listing application, once submitted, will be approved.

Dividends

We currently intend to retain any earnings to finance our operations and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. The declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiary, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors. Moreover, if we determine to pay any dividend in the future, there can be no assurance that we will continue to pay such dividends.

Under the Florida General Corporation Law, we are generally permitted to purchase or redeem our outstanding shares out of funds legally available for that purpose without obtaining stockholder approval, provided that (i) our capital is not impaired; (ii) such purchase or redemption would not cause our capital to become impaired; (iii) the purchase price does not exceed the price at which the shares are redeemable at our option and (iv) immediately following any such redemption, we shall have outstanding one or more shares of one or more classes or series of stock, which shares shall have full voting powers.  Our certificate of incorporation does not create any further limitation on our purchase or redemption of our shares.

ITEM 10: RECENT SALES OF UNREGISTERED SECURITIES

Issuances by Kinbasha:

During the past three years, Kinbasha has issued and sold the following restricted shares of common stock that were not registered under the Securities Act: All of the share numbers and  purchase prices referred to below give effect to our one for twelve reverse stock split. (one share of our  post split common stock equals twelve common shares of our pre split common stock).  In each cash these shares were issued in reliance upon the exemptions from registration under the Securities Act of 1933 provided by Section 4(2) thereof, and/or SEC Regulation S.

Date	Issued to	Number of Shares	Consideration	Shares Valued At
7/1/2010	Naoki Kawata	104,966	Consulting Services rendered	$_____0____
1/5/2011	Original Shareholders of Kinbasha, Japan	3,163,819	Stock for Stock Exchange acquisition of 98% of the outstanding shares of Kinbasha, Japan	$_____0____ these shares were issued as of the date of the merger
1/5/2011	Yugen Kaisha Takahama	742,874	Consulting services rendered	$____.85_____
1/5/2011	Masatoshi Takahama	634,514	Consulting services rendered	$____.85_____
1/5/2011	Hideo Takahama	585,401	Consulting services rendered	$____.85_____
1/5/2011	Hirosuke Takahama	293,840	Consulting services rendered	$____.85_____
1/5/2011	Kinbasha Employees Association	152,629	Consulting services rendered	$____.85_____
1/5/2011	Keisuke Kogure	2,964	Consulting services rendered	$____.85_____
1/5/2011	Kazunori Akatsu	59,512	Consulting services rendered	$____.85_____
1/5/2011	Masayuki Tsuda	313,446	Consulting services rendered	$____.85_____
1/5/2011	Naoki Kawata	333,333	Consulting services rendered	$____.85_____

On January 31, 2012, the Company entered into a stock purchase agreement with Naoki Kawata authorizing the sale of 389,610 restricted common shares to Mr. Kawata for 15 million JPY or approximately, $0.50 per share. This transaction has not yet been consummated, the shares have not yet been issued, and the shares are not included in the numbers set forth herein at this date for total outstanding shares.

On March 30, 2012, the Board of Directors authorized the private issuance of  4,500,000 restricted shares of the Company’s common stock to Masatoshi Takahama, as bonus consideration for the service rendered by Mr. Takahama to the Company during the last three fiscal years. These shares have not yet been issued, and the shares are not included in the numbers set forth herein at this date for total outstanding shares.

ITEM 11: DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

General

The following description of our capital stock and the provisions of our Articles of Incorporation and By-Laws, each as amended, is only a summary.

Our Articles of Incorporation authorize the issuance of 100 million shares of common stock, no par value. As of March 31, 2012, there were 7,559,632 outstanding shares of common stock.

Common Stock

Each outstanding share of common stock has one vote on all matters requiring a vote of the stockholders. There is no right to cumulative voting; thus, the holder of fifty percent or more of the shares outstanding can, if they choose to do so, elect all of the directors. In the event of a voluntary or involuntary liquidation, all stockholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of the common stock have no preemptive rights with respect to future offerings of shares of common stock. Holders of common stock are entitled to dividends if, as and when declared by the Board out of the funds legally available therefore. It is our present intention to retain earnings, if any, for use in its business. The payment of dividends on the common stock are, therefore, unlikely in the foreseeable future.

Dividend Policy

We currently intend to retain any earnings for use in our business, and therefore do not anticipate paying cash dividends in the foreseeable future.

Anti-Takeover Effects Of Provisions Of The Articles Of Incorporation Authorized And Unissued Stock

The authorized but unissued shares of our common stock are available for future issuance without our stockholders’ approval. These additional shares may be utilized for a variety of corporate purposes including but not limited to future public or direct offerings to raise additional capital, corporate acquisitions and employee incentive plans. The issuance of such shares may also be used to deter a potential takeover of the Company that may otherwise be beneficial to stockholders by diluting the shares held by a potential suitor or issuing shares to a stockholder that will vote in accordance with the Company’s Board of Directors’ desires. A takeover may be beneficial to stockholders because, among other reasons, a potential suitor may offer stockholders a premium for their shares of stock compared to the then-existing market price.

The existence of authorized but unissued and unreserved shares of preferred stock may enable the Board of Directors to issue shares to persons friendly to current management which would render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

Listing

Our shares of common stock are currently traded on the Over the Counter Pink Sheet Market under the symbol “KNBA.” We intend to apply to list our common stock on the Over the Counter Bulletin Board Market, but there is no assurance such application will be accepted.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004. Telephone: (212) 509-4000.

ITEM 12: INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation do not have any provision dealing with indemnification.  However, under Florida Corporate Law, the Board is empowered to indemnify officers, directors, employees and agents against liability if the person acted in good faith and in a manner they reasonably believed to be in , or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar provision in Florida law permits indemnification for expenses and amounts paid in settlement of such claims in an amount not exceeding the Board’s estimate of expense to litigate the proceeding to conclusion, with certain exception if a person is adjudged to be liable.

We do not currently maintain insurance to protect a director or officer against such expense, liability or loss.  These provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws.  However, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

ITEM 13: FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Our consolidated financial statements appear on pages F-1 through F-31 of this registration statement.

ITEM 14: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company  has not had any disagreements with its current public accounting firm during the last two fiscal years or through the date of this filing on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the public accounting firm, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements.

ITEM 15:  FINANCIAL STATEMENTS AND EXHIBITS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Kinbasha Gaming International, Inc.

We have audited the accompanying consolidated balance sheets of Kinbasha Gaming International, Inc. and Subsidiaries (the “Company”) as of March 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ deficit and comprehensive loss and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kinbasha Gaming International, Inc. and Subsidiaries, as of March 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 (Liquidity) to the consolidated financial statements, the Company has incurred substantial losses, its current liabilities exceeds its current assets and the Company is delinquent on the repayment of its capital lease obligations and notes payable that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 2 (Liquidity).  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

Los Angeles, CA
May 14, 2012

Kinbasha Gaming International, Inc. and Subsidiaries

Consolidated Balance Sheets

	March 31,		December 31, 2011
	2011	2010	(unaudited)
	(in thousands, except share and per share amounts)
Assets
Current Assets
Cash	$3,709	$4,022	$5,011
Investment in equity securities	1,281	1,144	1,367
Inventory	1,285	1,209	1,506
Prepaid and other current assets	677	951	1,192
Total Current Assets	6,952	7,326	9,076

Property and equipment, net	124,787	119,199	129,805
Other assets	19,286	17,814	15,553
Total Assets	$151,025	$144,339	$154,434

Liabilities and Shareholders' Deficit
Current Liabilities
Accounts payable and accrued expenses	$18,703	$16,778	$29,899
Capital lease obligations	10,778	11,675	10,324
Notes payable - default	135,521	122,550	139,599
Bonds	629	648	568
Notes payable, current	1,678	1,251	1,686
Notes payable related parties	2,408	2,248	2,092
Other liabilities	4,316	3,461	4,742
Total Current Liabilities	174,033	158,611	188,910

Notes payable, less current portion	19,352	14,895	19,394
Total Liabilities	193,385	173,506	208,304

Shareholders' Deficit
Common stock, no par value, 7,559,632 and 7,374,191 shares issued and outstanding (2011) and 3,268,926 and 3,163,819 shares issued and outstanding (2010)	7,017	4,695	7,017
Restricted retained earnings	1,006	1,006	1,006
Unrestricted accumulated deficit	(45,570)	(33,774)	(54,250)
Accumulated other comprehensive loss	(4,813)	(1,094)	(7,643)
Total Shareholders' Deficit	(42,360)	(29,167)	(53,870)
Total Liabilities and Shareholders' Deficit	$151,025	$144,339	$154,434

See accompanying notes to consolidated financial statements.

Kinbasha Gaming International, Inc. and Subsidiaries

Consolidated Statements of Operations

	Years Ended March 31,		Nine Months ended December 31, (unaudited)
	2011	2010	2011	2010
	(in thousands, except share and per share amounts)
Revenues
Gaming, net	$87,663	$87,230	$61,964	$66,660
Food, beverage and other	7,690	7,260	6,572	5,938
Net Revenues	95,353	94,490	68,536	72,598

Cost of Revenues
Cost of revenues other	1,696	1,399	1,516	1,246
Salaries and wages	19,313	20,450	14,448	14,242
Depreciation	33,894	32,135	21,810	23,877
Facilities and other	19,778	18,943	15,825	14,792
Disposal of property and equipment	2,743	8,407	1,792	1,993
Total Cost of Revenue	77,424	81,334	55,391	56,150

Gross Profit	17,929	13,156	13,145	16,448

Operating Expenses
Marketing and advertising	3,931	3,342	2,842	3,006
General and administrative	16,887	13,249	9,572	12,761

Operating Income (Loss)	(2,889)	(3,435)	731	681

Other Income (Expense)
Interest income	10	11	1	10
Interest expense	(8,468)	(8,546)	(9,160)	(6,155)
Earthquake repair costs	(634)	-	-	-
Other	385	142	-	-

Loss Before Provision for Income Taxes	(11,596)	(11,828)	(8,428)	(5,464)

Provision for Income Taxes	116	53	184	82

Net Loss	(11,712)	(11,881)	(8,612)	(5,546)

Distribution to minority interest	(84)	(71)	(68)	(62)

Net Loss Attributable to Shareholders	$(11,796)	$(11,952)	$(8,680)	$(5,608)

Basic and diluted loss per common share	$(2.50)	$(3.76)	$(1.17)	$(1.18)
Weighted average common share outstanding - basic and diluted	4,686,474	3,163,819	7,374,191	4,686,474

See accompanying notes to consolidated financial statements.

Kinbasha Gaming International, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Deficit and Comprehensive Loss

	Common Stock				Accumulated
	Shares	Amount	Restricted Retained Earnings	Unrestricted Accumulated Deficit	Other Comprehensive Loss	Total Shareholders' Deficit
		(in thousands, except share and per share amounts)
Balance March 31, 2009	3,163,819	$4,695	$1,006	$(21,822)	$39	$(16,082)

Net loss	-	-	-	(11,881)	-	(11,881)
Other comprehensive loss:
Change in unrealized loss for marketable securities	-	-	-	-	(0)	-
Change in foreign currency translation	-	-	-	-	(1,133)	-
Other comprehensive loss, net of tax	-	-	-	-	(1,133)	(1,133)
Comprehensive loss	-	-	-	(11,881)	(1,133)	(13,014)

Distribution to minority interest	-	-	-	(71)	-	(71)

Balance March 31, 2010	3,163,819	4,695	1,006	(33,774)	(1,094)	(29,167)

Net loss	-	-	-	(11,712)	-	(11,712)
Other comprehensive loss:
Change in unrealized loss for marketable securities	-	-	-	-	0	-
Change in foreign currency translation	-	-	-	-	(3,719)	-
Other comprehensive loss, net of tax	-	-	-	-	(3,719)	(3,719)
Comprehensive loss	-	-	-	(11,712)	(3,719)	(15,431)

Distribution to minority interest	-	-	-	(84)	-	(84)
Issuance of common stock for acquistion of Gunslinger Records, Inc.	1,478,774	-	-	-	-	-
Shares issued for compensation	2,731,598	2,322	-	-	-	2,322
Balance March 31, 2011	7,374,191	7,017	1,006	(45,570)	(4,813)	(42,360)

Net loss (unaudited)	-	-	-	(8,612)	-	(8,612)
Other comprehensive loss:
Change in unrealized loss for marketable securities (unaudited)	-	-	-	-	(1)	-
Change in foreign currency translation (unaudited)	-	-	-	-	(2,829)	-
Other comprehensive loss, net of tax (unaudited)	-	-	-	-	(2,830)	(2,830)
Comprehensive loss (unaudited)	-	-	-	(8,612)	(2,830)	(11,442)

Distribution to minority interest(unaudited)	-	-	-	(68)	-	(68)

Balance December 31, 2011(unaudited)	7,374,191	$7,017	$1,006	$(54,250)	$(7,643)	$(53,870)

See accompanying notes to consolidated financial statements.

Kinbasha Gaming International, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years ended March 31,		Nine Months Ended December 31, (unaudited)
	2011	2010	2011	2010
	(in thousands, except share and per share amounts)
Cash Flows From Operating Activities
Net Loss	$(11,712)	$ (11,881)	$ (8,612)	$ (5,546)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	33,894	32,135	21,810	23,877
Disposal of property and equipment	2,743	8,407	1,792	1,993
Fair value of shares issued for services	2,322	-	-	2,322
Changes in operating assets and liabilities
Inventory	68	234	(134)	(334)
Prepaid and other current assets	375	156	(462)	(620)
Accounts payable and accrued expenses	21	107	9,912	3,228
Accrued penalties and Interest	4,353	5,664	2,448	1,096
Other liabilities	422	449	138	175
Net Cash Provided by Operating Activities	32,486	35,271	26,892	26,191

Cash Flows From Investing Activities
Purchase of property and equipment	(28,529)	(31,675)	(20,693)	(24,177)
Proceeds from the disposition of property and equipment	418	1,861	274	324
Increase in other assets	596	672	1,120	(10)
Net Cash Used in Investing Activities	(27,515)	(29,142)	(19,299)	(23,863)

Cash Flows From Financing Activities
Payments for capital leases	(2,892)	(2,693)	(1,212)	(1,761)
Borrowings from notes payable - default	5,603	6,995	4,756	4,990
Payments for notes payable - default	(11,013)	(10,179)	(8,137)	(7,014)
Borrowings from bonds	-	648	-	-
Payments for bonds	(94)	(324)	(102)	(46)
Borrowings from notes payable	4,095	0	0	4,025

Payments for notes payable	(1,251)	(95)	(1,321)	(831)
Payments for related party notes payable	(106)	(4)	(468)	(185)
Purchase of treasury stock	-	(18)	-	-
Distribution to minority interest	(84)	(71)	(68)	(62)
Net Cash Used In Financing Activities	(5,742)	(5,741)	(6,552)	(884)

Foreign Currency Effect on Cash	458	235	261	660

Net Increase (Decrease) in Cash	(313)	623	1,302	2,104
Cash, Beginning of Period	4,022	3,399	3,709	4,022
Cash, End of Period	$3,709	$ 4,022	$ 5,011	$ 6,126

Supplemental disclosure of cash flow information:
Cash paid for interest	$4,115	$ 2,882	$ 4,266	$ 2,951
Cash paid for income taxes	$116	$ 53	$ 64	$ 188

Noncash investing and financing activities:
Lease deposit used for repayment of liability	$-	$ -	$ 3,870	$ _

Kinbasha Gaming International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 – Organization and Business

Kinbasha Gaming International, Inc. (the “Company”), formerly known as Kinbasha Co., Ltd. (“Kinbasha”), a Japanese company, which was incorporated in 1957.  The Company operates twenty one parlors, which offer pachinko (Japanese pinball) gaming entertainment, eighteen parlors are located in the Ibaraki prefecture, two parlors are in the Tokyo Metro area and one parlor is located in the Chiba prefecture. The Company receives income from cigarettes, non-alcoholic beverages and sundry items, sold in the Company’s parlors, as well as from three restaurants that are not considered significant to the Company’s operations. Japanese law regulates pachinko gaming and the local police enforce laws. Pachinko gaming is one of the largest entertainment business segments in Japan.

On November 19, 2010, the Company completed a reverse acquisition of Gunslinger Records, Inc. (“Gunslinger”), a Florida corporation. At the time of the acquisition, Gunslinger was considered a shell corporation with no revenues or significant assets. In connection with the acquisition, Gunslinger issued 1,478,774 shares of its common stock in exchange for all of the issued and outstanding shares of Kinbasha’s common stock. On April 15, 2011 the Company changed its name from Gunslinger Records, Inc. to Kinbasha Gaming International, Inc.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Kanto Kinbasha Co.,Ltd and its two majority owned subsidiaries Kinbasha Hall Operations, LLP, and Kinbasha Toride Store Hall Operations, LLP. All inter-company transactions have been eliminated in consolidation.

Unaudited Interim Consolidated Financial Statements

The accompanying interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the instructions to Article 8 of Regulation S-X. The consolidated financial statements as of December 31, 2011 and for the nine months ended December 31 2011 and 2010 are unaudited; however, in the opinion of management such interim consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results for the periods presented. The results of operations for the periods presented are not necessarily indicative of the results that might be expected for future interim periods or for the full year.

Reverse Stock-Split

The Company affected a one-for-twelve reverse stock split of its common stock on March 13, 2012. All impacted amounts included in the consolidated financial statements and notes thereto have been retroactively adjusted for the stock split. Impacted amounts include shares of common stock authorized and outstanding, share issuances and loss per share.

Reverse Merger

The assets and liabilities of Kinbasha are reported at their historical cost. The assets and liabilities of Gunslinger were recorded at fair value on November 19, 2010 (the “Close Date”); no goodwill was recorded since there was no prior business. The consolidated financial statements reported herein have been retroactively restated for all periods presented to report the historical financial position, results of operations and cash flows of Kinbasha. The common stock retained by the Gunslinger shareholders was reported as issued on the Closing Date.

Liquidity

Our accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for the twelve month period following the date of these consolidated financial statements. However, the Company has incurred substantial losses, its current liabilities exceeds its current assets and the Company is delinquent on the repayment of its capital lease obligations and a majority of its notes payable. Subsequent to December 31, 2011, we raised $196 thousand in gross proceeds in connection with the issuance of common stock as discussed in Note 13, Subsequent Events. We do not expect that we will have sufficient cash to fund our planned operations, which raises substantial doubt about our ability to continue as a going concern.

To reduce the risk of not being able to continue as a going concern, management has implemented a series of actions which include: reduction in head office overhead, allocation of marketing, technical and management resources to existing pachinko parlors with higher profit margins, negotiation of favorable terms with equipment suppliers, identification of specific sites, which represent ideal high customer traffic locations for the opening of new pachinko parlors, debt restructuring negotiations with key lenders, and raising capital through future debt or equity transactions. Even though recent financial results indicate that several of these actions have resulted in improved operating margins, uncertainty exists as to whether the Company will be able generate enough cash from operations or raise sufficient capital to meet the Company’s obligations as they become due. There are no assurances that management will be successful in achieving sufficient cash flows to fund the Company’s working capital needs, or whether the Company will be able to refinance or renegotiate its obligations when they become due or raise additional capital through future debt or equity. No adjustments have been made to the carrying value of assets or liabilities as a result of this uncertainty

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Critical estimates include the assumptions used in calculating share-based compensation expense and the fair value of our marketable securities, the useful lives of fixed assets, the fair value of our financial instruments, calculation of penalties and interest on past due obligations, calculating our tax provision and related valuation allowance. Actual results could differ from those estimates.

Cash and equivalents

We consider all highly liquid debt instruments with maturities of three months or less at the time acquired to be cash equivalents. Cash equivalents represent short-term investments consisting of investment-grade corporate and government obligations, carried at cost, which approximates market value. As of March 31, 2011 and 2010 and December 31, 2011, the Company had no cash equivalents.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash. The Company primarily places its cash with high-credit quality financial institutions. Cash deposits up to approximately $100 thousand (or 10,000,000 yen) is insured by the Japanese Government. From time-to-time the Company has deposits in excess of the insured amounts.

Inventory

Inventory consist of gaming prizes, food and beverages and are stated at cost.

Investment in equity securities

 Available-for-sale securities

The Company’s investments in equity securities, which are classified as available-for-sale, are carried at fair value for publically traded investments or historical cost basis for privately held investments. Unrealized gains and losses, net of tax, are reported in other comprehensive income as a separate component of shareholders’ deficit. Gains and losses are reported in the consolidated statements of operations when realized, determined based on the disposition of specifically identified investments, using first-in, first-out method.

Investments identified by the Company as being potentially impaired are subject to further analysis to determine if the impairment is other than temporary. Other than temporary declines in market value from original costs are charged to investment and other income, net, in the period in which the loss occurs. In determining whether investment holdings are other than temporarily impaired, the Company considers the nature, cause, severity and duration of the impairment.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation commences at the time assets are placed in service. We calculate depreciation using the straight-line method over the estimated useful lives of the assets ranging from one to twenty-five years.

The Company leases land and certain equipment used in its operations. Some land leases have definite terms specified under the agreements, which are generally 20 years, and some leases have no specified term or no written contract, whereby the lessee has rights to use the land indefinitely, so long as rental payments are made timely. All land leases are accounted for as operating leases. Equipment leases generally have terms of five to eight years, which generally represent the useful life of the assets. Accordingly, all significant leases are accounted for as capital leases. Buildings and improvements on leased land are generally amortized over the term of lease of 20 years, unless the useful life of the assets is less. Buildings and improvements on leased land where there is no specified term are generally depreciated over the estimated useful life of the asset.

Impairment of Long-lived Assets

We review our long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted future cash flows generated from the asset group to the recorded value of the asset group. If an impairment is indicated, the asset is written down to its estimated fair value. There were no such impairments for the years ended March 31, 2011 and 2010.

Fair Value of Financial Instruments

At March 31, 2011 and 2010 and December 31, 2011, the carrying value of the Company’s financial instruments such as receivables and payables approximated their fair values based on the short-term maturities of these instruments. The carrying value of other long-term liabilities approximated their fair values because the underlying interest rates approximate market rates at the balance sheet dates.  Management believes that due to the Company’s current credit worthiness, the fair value of long-term debt could be less than the book value; however, due to current market conditions and available information, the fair value of such debt is not readily determinable.

FASB ASC Topic 820 established a hierarchical disclosure framework associated with the level of pricing observability utilized in measuring fair value. This framework defined three levels of inputs to the fair value measurement process and requires that each fair value measurement be assigned to a level corresponding to the lowest level input that is significant to the fair value measurement in its entirety. The three broad levels of inputs defined by the FASB ASC Topic 820 hierarchy are as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability; and

Level 3 - unobservable inputs for the asset or liability. These unobservable inputs reflect the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances (which might include the reporting entity’s own data).

Our financial assets reported at fair value in the accompanying consolidated balance sheets, as of March 31, 2011 and 2010 and December 31, 2011 were immaterial.

Revenue Recognition

Revenues from pachinko and pachislot games represent the gross pay-ins, less payouts to customers. Revenues are recorded when cash is received for game balls or game tokens are rented to the patrons. Payouts are recorded when the token prizes are purchased back from the exchangers. Other revenues for food and beverage are recognized at the time of sale.

Advertising Costs

The costs of advertising are charged to expense as incurred. We incurred advertising costs of approximately $2.9 million, $2.2 million, $2.8 million (unaudited) and $2.2 million (unaudited) during the periods ended March 31, 2011 and 2010 and December 31, 2011 and 2010, respectively.

Foreign Currency Translation and Transaction Gains and Losses

We record foreign currency translation adjustments and transaction gains and losses in accordance with ASC 830, Foreign Currency Matters. The functional currency of the Company and its subsidiaries is the Japanese Yen. Gains and losses resulting from the translation of the functional currency into U.S. dollars for the consolidated financial statement presentation are not included in determining net loss, but are accumulated in the cumulative foreign currency translation adjustment account as a separate component of shareholders’ deficit. Transaction gains and losses, if any, in foreign currencies are reflected in operations. During the periods ended March 31, 2011 and 2010 and December 31, 2011(unaudited) and 2010 (unaudited)  no foreign currency transaction gains or losses were experienced.

The year-end exchange rate was 82.86 Yen to 1 US dollar and the average rate was 85.69Yen to 1 US dollar for fiscal 2011; the year-end exchange rate was 92.67 Yen to 1 US dollar and the average rate was 92.90 Yen to 1 US dollar for fiscal 2010; the period end exchange rate was 81.54 Yen to 1 US dollar and the average rate was 86.63 Yen to 1 US dollar for the nine months ended December 31, 2010; the period end exchange rate was 77.40 Yen to 1 US dollar and the average rate was 78.88 Yen to 1 US dollar for the nine months ended December 31, 2011.

Income Taxes

We record a tax provision for the anticipated tax consequences of our reported results of operations. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and income tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company has adopted FASB ASC Topic 740, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements.  FASB ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company has determined that the adoption did not result in the recognition of any liability for unrecognized tax benefits and that there are no unrecognized tax benefits that would, if recognized, affect the Company’s effective tax rate.  Based on the Company’s review of its tax positions as of March 31, 2011 and 2010 and December 31, 2011 and 2010, no uncertain tax positions have been identified.

Net Loss per Share

Basic net income (loss) per share is calculated based on the net income (loss) attributable to common shareholders divided by the weighted average number of shares outstanding for the period excluding any dilutive effects of options, warrants, unvested share awards and convertible securities. Diluted net income (loss) per common share assumes the conversion of all dilutive securities using the if-converted method, and assumes the exercise or vesting of other dilutive securities, such as options, warrants and restricted stock using the treasury stock method. For the periods ended March 31, 2011 and 2010 and December 31, 2011 and 2010, the Company did not have dilutive securities.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments and unrealized gains and losses on marketable securities.

Recently Issued Accounting Pronouncements Not Yet Adopted

Comprehensive Income

 In June 2011, the FASB issued new guidance on the presentation of comprehensive income. Specifically, the new guidance requires an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. As such, we will adopt the new guidance in our fiscal quarter ending June 30, 2012

Fair Value Measurement

In April 2011, the FASB issued new guidance to achieve common fair value measurement and disclosure requirements between GAAP and International Financial Reporting Standards. This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. As such, we will adopt the new guidance in our fiscal quarter ending June 30, 2012. We do not believe our adoption of the new guidance will have an impact on our consolidated financial position, results of operations or cash flows.

Goodwill Impairment

In September 2011, the Financial Accounting Standards Board (“FASB”) issued new guidance simplifying how to test goodwill for impairment. Under the new guidance, entities may make a qualitative assessment of the likelihood of goodwill impairment in order to determine whether a detailed quantitative analysis is required. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. As such, we will adopt the new guidance in our fiscal quarter ending June 30,, 2012. We do not believe our adoption of the new guidance will have an impact on our consolidated financial position, results of operations or cash flows.

Note 3 – Investment in Equity Securities

Investment in equity securities consisted of the following:

	March 31,		December 31,
	2011	2010	2011 (unaudited)
Available-for-sale securities	$1,281	$1,144	$1,367

Activity in our investment in equity securities consisted of the following

	March 31,		December 31,
	2011	2010	2011 (unaudited)
Cost at beginning of period	$1,144	$1,070	$1,281
Foreign currency translation	137	74	86
Unrealized losses	-	-	-
Balance at end of period	$1,281	$1,144	$1,367

Note 4 - Property and Equipment

Property and equipment consisted of the following:

	March 31,		December 31,
	2011	2010	2011
	(in thousands)		(unaudited)
Land	$52,799	$47,126	$56,290
Buildings and improvements	124,474	109,579	131,190
Gaming machines	25,597	33,876	17,373
Furniture and equipment	16,456	13,963	15,444
Other	289	371	73
	219,615	204,915	220,370
Less: accumulated depreciation and amortization	94,828	85,716	90,565
	$124,787	$119,199	$129,805

The notes payable and capital leases outstanding are secured by the Company’s property and equipment.

Disposal of Property and Equipment

During the periods ended March 31, 2011 and 2010 and December 31, 2011 and 2010, the Company retired property and equipment (primarily gaming equipment) prior to the end of their useful life resulting in losses in the amount of $2,743 thousand, $8,407 thousand, $1,792 thousand (unaudited) and $1,993 thousand (unaudited), respectively. The resulting disposals were largely due to lower than expected wagers after acquisition.

Depreciation and Amortization

Depreciation and amortization expense charged to operations related to property and equipment during the periods ended March 31, 2011 and 2010 and December 31, 2011 and 2010 was approximately $33.9 million, $32.1 million, $21.8 million (unaudited) and $23.9 million (unaudited) respectively. See Note 5 for equipment under capital leases.

Note 5 - Commitments and Contingencies

Retirement Benefits

The Company provides for a one-time payment to retiring employees. The payment is paid out with-in one month from the date of retirement. The payment amount is determined based on the number of years of continuous service, rank and reason for retirement as of the employee’s last month of employment. As of March 31, 2011 and 2010 and December 31, 2011, the Company has accrued retirement benefits of approximately $3.0 million, $2.2 million and $3.4 million, respectively, which are included in other liabilities

Capital Leases

The Company leases property and equipment under leases that qualify as capital leases. The leases are generally for a term of three to eight years and as of December 31, 2011, all of the leases have expired.

The Company is delinquent in the payment of its lease obligations. Therefore, the leases are in default, which make the full contractual amount due and payable on demand. As of the date of the most recent consolidated balance sheet, the leasing companies have not demanded payment. The leasing arrangements provide for a default penalty of 14%, per annum, of the unpaid obligation. For the periods ended March 31, 2011 and 2010 and December 31, 2011 and 2010 the Company recorded penalty expense of approximately $833 thousand, $774 thousand, $614 thousand (unaudited) and $681 thousand (unaudited), respectively. The Capital Lease Obligation balances include the accrued payable for default penalties as of March 31, 2011 and 2010 and December 31, 2011, which amounted to approximately $2.6 million, $1.5 million and $2.6 million (unaudited), respectively. The Company has classified these lease obligations along with the associated accrued interest and penalties as current obligations.

Interest expense related to capital lease obligations for the periods ended March 31, 2011 and 2010 and December 31, 2011 and 2010 was approximately $127 thousand, $176 thousand, $13 thousand (unaudited) and $56 thousand (unaudited), respectively.

Property and equipment include the following amounts for capitalized leases:

	March 31,
	2011	2010
Equipment under capital lease	$6,341	$12,186
Less accumulated depreciation	5,866	9,436
Equipment under capital lease, net	$475	$2,750

Operating Leases

The Company leases land and buildings for certain of its gaming locations. The Company has made significant improvements to the land and buildings through construction of buildings, improvements to buildings and parking lots.

Future annual minimum payments under non-cancelable operating leases as of March 31, 2011 are as follows:

Years ending March 31, (in thousands)
2012	$6,358
2013	6,358
2014	6,280
2015	4,652
2016	4,032
Thereafter	8,262
Gross future annual minimum lease payments	35,942
Less sub lease income	1,531
Net future annual minimum lease payments	$34,411

Litigation

The Company is involved from time to time in various claims and legal actions incident to its operations, either as plaintiff or defendant.  In the opinion of management, after consulting with legal counsel, no claims are currently expected to have a material adverse effect on the Company’s consolidated financial position, operating results, or cash flows.

Asset Retirement Obligation

Under certain lease agreements in which the Company leases land, while owning the building and/or parking lot located on that land, the Company is required to return the land to its original condition at the end of the land lease term. The lessor has the option to require the Company to return the land to its original condition, to be negotiated in good faith at the end of the lease. In accordance with ASC 410-20 Asset Retirement Obligation requires that a liability for the fair value of an asset retirement obligation be recognized in the period which it is incurred with the offset associated asset retirement cost capitalized as part of the carrying amount of the long -lived asset, if the Company can reasonably estimate the fair value.  As the Company¹s operating leases have extended renewal periods, he Company intends to occupy the property for an indefinite period of time, and the lessors have not historically required that the buildings be removed from their land at the end of the lease term, the Company cannot reasonably estimate the obligation, if any, as the settlement date or a range of possible settlement date are not available. The Company will record an obligation whenever it becomes determinable. Upon the recognition of the asset retirement obligation, the asset retirement cost will be allocated to expense using a systematic and rational method over the useful life of the related asset. Changes in the asset retirement obligation resulting from the passage of time will be recognized as an increase in the carrying amount of the liability and as an accretion expense. At March 31, 2011 and 2010 and December 31, 2011, the Company has not recorded an asset retirement obligation for any of its operating leases.

Note 6 - Notes Payable - Default

The Company has notes payable (“Notes”) with approximately forty-seven financial institutions, principally all of which has been personally guaranteed by the majority shareholder.  The Notes have original due dates ranging from May 2010 through December 2014. The Notes’ interest rates range from 0.91% to 44.93% with an average of 6.6% per annum.

The Company is delinquent in the payment of principal on these Notes. Therefore, the Notes are in default, which makes the full contractual amount of principal and accrued interest due and payable on demand. As of the date of the most recent consolidated balance sheet, the financial institutions have not demanded payment. The Notes provide for a default penalty of 14%, per annum, of the delinquent balance. For the periods ended March 31, 2011 and 2010 and December 31, 2011 and 2010, the Company has recorded penalty expense of approximately $4.2 million, $3.7 million, $4.8 million (unaudited) and $2.8 million (unaudited), respectively. As of March 31, 2011 and 2010 and December 31, 2011, the Company has accrued total penalties of $15.7 million, $10.1 million and $21.6 million (unaudited), respectively. The Company has classified these Notes along with the associated accrued interest and penalties as current obligations.

Note 7 – Bonds

The Company has bonds payable in the amount of approximately $629 thousand, $648 thousand and $568 thousand at March 31, 2011 (unaudited) and 2010 and December 31, 2011, respectively, principally all of which has been personally guaranteed by the majority shareholder. The bonds bear a coupon rate of 5.0% per annum and have maturity dates ranging from 2014 and 2015. As of March 31, 2011, the Company is required to make annual payments for the years ending March 31, 2012 through March 31, 2016 of  $97 thousand per year and $145 thousand thereafter.

Note 8 – Notes Payable

The Company has three notes payable, bearing interest at a rate  of 4.1% per annum each, with a financial institution, all of which has been personally guaranteed by the majority shareholder.  The Notes have original due dates ranging from May 2020 through November 2024.

Annual payments under the notes payable are as follows:

Years ending March 31, (in thousands)
2012	$1,678
2013	1,678
2014	1,678
2015	1,678
2016	1,678
Thereafter	12,640
Total	21,030
Less current portion	1,678
Notes payable, less current portion	$19,352

Note 9 – Shareholders’ Deficit

Common stock

The Company has 100,000,000 shares of common stock authorized

As of March 31, 2011 and 2010, the Company had 185,441 and 105,107 shares, respectively, of its common stock in treasury.

Distributions

Two subsidiaries distributed fixed amounts to non-controlling interest shareholders based upon terms set forth in the agreement.

Restricted Retained Earnings

As required under Japanese laws, the Company’s subsidiaries must accumulate 10% of dividends paid until the balance of restricted retained earnings amounts to 25% of the subsidiary’s common stock. As of December 31, 2011, the Company was in satisfaction of this requirement.

Share Based Compensation

On March 30, 2012, the Company’s board of directors authorized the issuance of 4,500,000 shares of the Company’s common stock as additional compensation to the Chief Operating Officer. The Company has determined that the service period is from April 1, 2009 through March 31, 2012  (“Service Period”) with an effective date of March 30, 2012. The Company has determined that the fair value of the shares is approximately $2.3 million based on a valuation performed by an independent valuation company. The Company has determined the fair value should be charged to expense on a prorated basis over the Service Period for an expense of approximately $750 thousand for each of the years ended March 31, 2011 and 2010 and $563 thousand (unaudited) for each of the nine months ended December 31, 2011 and 2010, in accordance with ASC 718-Compensation-Stock Compensation.

In November 2010 the Company issued 2,731,598 shares of its common stock to individuals, including non-employees and employees, who performed services in connection with the reverse merger. The shares were valued at approximately $2.3 million dollars by an independent valuation company. The fair value was recorded as a general and administrative expense upon issuance in the year ended March 31, 2011, in accordance with ASC 505-50 Equity-Share Based Payment Transactions.

Note 10 - Gaming Operations

The Company derives revenue from the operation of pachinko and pachislot games. The Company is subject to licensing requirements established by the Prefectural Public Safety Commission. The Company pays sales taxes of 4% of net revenues.

A summary of gross wagers, less winning patron payouts are as follows:

	March 31,		December 31,
	2011	2010	2011	2010
	(in thousands)
Total gross pay-ins	$508,217	$504,249	$386,247	$390,279
Less Pay-outs	420,554	417,019	324,283	323,619
Gaming Revenues, net	$87,663	$87,230	$61,964	$66,660

 Note 11 - Income Taxes

The following table presents the components of income tax expense for the years ended March 31, 2011 and 2010:

	Years Ended March 31,
	2011	2010
	(in thousands)
Current	$116	$53
Deferred	-	-
Total income tax expenses	$116	$53

Significant components of deferred tax assets and liabilities as of March 31, 2010 and 2011 are as follows:

	March 31,
	2011	2010
	(in thousands)
Deferred tax assets:
Operating loss carryforwards	$7,885	$3,396
Depreciation and amortization	5197	7,504
Impairment of land use rights	1,465	1,301
Accrued expenses	9,619	6,440
Impairment of property and equipment	661	590
Capital leases	198	210
Investments in securities	50	45
Other	1,220	1,052
Gross deferred tax assets	26,295	20,538
Valuation allowance	(26,295)	(20,538)
Total deferred tax assets	-	-
Deferred tax liabilities	-	-
Net deferred tax assets	$-	$-

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. As a result of losses incurred in recent years, the Company is in a cumulative pre-tax loss position. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets. Based on the available positive and negative evidence, the Company concluded that all of the deferred tax assets would not be realized.

As of March 31, 2011, the Company had net operating loss carryforwards totaling $19,503. These net operating losses expire starting 2014 through 2020.

Taxes on income, in Japan, consist of corporate income taxes, inhabitant taxes and enterprise taxes. The aggregate statutory tax rate on income before income taxes and minority interests was approximately 40.43% for the years ended March 31, 2010 and 2011.

The Company’s major tax jurisdiction is in Japan. Tax years before 2007 are no longer subject to examination by the Japanese taxing authorities. The Company is not currently under examination nor have they been notified of a pending examination.

A reconciliation of the differences between the effective statutory tax rate and actual effective tax rate is as follows:

	Year Ended March 31
	2011	2010
Effective statutory tax rate	(40.43)%	(40.43)%
Non-deductible expenses	0.16	0.73
Inhabitants’ per capita taxes computed	0.72	0.57
Prior year’s tax adjustment	0.65	-
Changes in valuation allowance	39.84	39.32
Other	0.06	0.26
Actual effective tax rate	1.0%	0.45%

Due to a change in Japanese income tax regulations, the effective tax rate will be reduced to approximately 39% for 2013 to 2015, then 37% after 2016.

Note 12 – Related Party Transactions

During the year ended March 31, 2011 and the nine-months ended December 31, 2011, the Company purchased approximately $62 thousand and $28 thousand, respectively, of food from an entity owned and operated by a family member of the controlling shareholder of the Company. As of March 31, 2011 and December 31, 2011, the balance due to this entity was approximately $10 thousand and $8 thousand, respectively.

During the years ended March 31, 2011 and 2010, the Company paid consulting fees of approximately $617 thousand and $235 thousand to an entity that employed a board member of the Company.  As of February 2011, the board member was no longer employed by the entity.

Note 13 - Subsequent Events

In January 2012, the Company sold 389,610 shares of its common stock to an existing shareholder of the Company at $0.50 per share for aggregate proceeds of approximately  $196 thousand.

In March 2011, the Company formulated and approved a plan to close a pachinko parlor. The parlor was closed in May 2011. As of March 31, 2011, the Company recorded a liability related to the anticipated closing cost of approximately $656 thousand. Of the aggregate costs, approximately $556 thousand related to early termination penalties incurred to terminate the operating leases associated with the parlor. The remaining cost of approximately $100 thousand related to the cost to prepare the parlor for closing.  The above costs are expected to be the actual cost for the closing of the parlor. The closing costs have been accrued and included in general and administrative expense as of March 31, 2011.

In February 2012, the Company entered into a loan modification agreement with one of its note holders for principal, accrued interest and penalties totaling approximately $6.5 million. Under the agreement the Company is required to make twelve monthly payments of approximately $12 thousand starting March 2012 with a final payment of $840 thousand by February 29, 2013.

In December 2011, the Company issued a promissory note, to a shareholder of the Company, for approximately $192 thousand. The note is due and payable by November 2013 and interest is calculated in November 2012 and November 2013 at Wall Street Journal Prime rate plus 2%.

(a) Financial Statements

Our consolidated financial statements appear on pages F-1 through F-31 of this registration statement.

(b) Exhibits

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
3.1	Articles of Incorporation
3.2	Amendments to Articles
3.3	By-Laws
4.1	Form of Common Stock certificate
11	Statement re-computation of per share earnings
21	List of subsidiaries

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Kinbasha Gaming International, Inc.
Date: May 14 , 2012	By:	/s/Masatoshi Takahama
		Name:	Masatoshi Takahama
		Title:	Chief Executive Officer